As filed with the Securities and Exchange Commission on December 5, 2003

Registration No. 333-108972

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BioMarin Pharmaceutical Inc.

(Exact name of registrant as specified in its charter)

Delaware	68-0397820
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

371 Bel Marin Keys Boulevard, Suite 210

Novato, California 94949

(415) 884-6700

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Louis Drapeau

Vice President, Finance and Chief Financial Officer

BioMarin Pharmaceutical Inc.

371 Bel Marin Keys Boulevard, Suite 210

Novato, California 94949

(415) 506-6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Siobhan McBreen Burke

Paul, Hastings, Janofsky & Walker LLP

515 South Flower Street, 25th Floor

Los Angeles, California 90071-2228

(213) 683-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

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If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

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If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED DECEMBER 5, 2003

PRELIMINARY PROSPECTUS

$125,000,000

3.50% Convertible Subordinated Notes Due 2008 and

the Common Stock Issuable on Conversion of the Notes

BioMarin Pharmaceutical Inc.

The 3.50% convertible subordinated notes due 2008 are not listed on any securities exchange or included in any automated quotation system. Our common stock currently trades on the Nasdaq National Market and the Swiss SWX New Market under the symbol “BMRN.” On December 4, 2003, the last reported sale price of our Common Stock on the Nasdaq National Market was $7.50 per share.

See “ Risk Factors” beginning on page 4 to read about risks that you should consider before buying the notes or shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2003

SUMMARY

This prospectus contains forward looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors appearing under “Risk Factors” and elsewhere in this prospectus.

The following summary does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and other information incorporated by reference in this prospectus, before making an investment decision.

We develop enzyme therapies to treat serious, life-threatening diseases and conditions. We leverage our expertise in enzyme biology to develop product candidates for the treatment of genetic diseases, as well as other critical care situations such as cardiovascular surgery. Our first commercial product and our product candidates address markets for which no products are currently available or where current products have been associated with major deficiencies.

Our first product, Aldurazyme® (laronidase), has been approved for marketing in the United States by the United States Food and Drug Administration (FDA), in the European Union by the European Medicines Evaluation Agency (EMEA) and other countries for the treatment of mucopolysaccharidosis I (MPS I) disease. MPS I is a debilitating and life-threatening genetic disease caused by the deficiency of (alpha)-L-iduronidase, an enzyme responsible for breaking down certain carbohydrates. MPS I is a progressive disease that afflicts patients from birth and frequently leads to severe disability and early death. As the first drug ever approved for MPS I, Aldurazyme has been granted orphan drug status in the United States and the European Union, which gives Aldurazyme seven years of market exclusivity in the United States and ten years of market exclusivity in the European Union for (alpha)-L-iduronidase for the treatment of MPS I. We have developed Aldurazyme through a joint venture with Genzyme Corporation (Genzyme).

In September 2003, we announced that we halted our Phase 3a study of Neutralase™ for the reversal of anticoagulation by heparin in primary coronary artery bypass graft (CABG) surgery and that we have terminated the Neutralase program for all indications. Heparin is a carbohydrate drug commonly used as an anticoagulant in a range of surgical procedures such as CABG surgery and angioplasty. Neutralase is a carbohydrate-modifying enzyme that cleaves heparin, allowing coagulation of blood and potentially aiding patient recovery following surgery. The decision to halt the Phase 3a study resulted from a recommendation from an independent Data Safety Monitoring Board (DSMB) and was based on a review of data from enrolled patients, which indicated with high probability that Neutralase would not demonstrate favorable safety and efficacy. Given the expected risk/benefit profile for Neutralase, we decided to stop development of the drug for all indications.

We are developing other enzyme-based therapeutics for the treatment of a variety of diseases and conditions. In October 2003, we completed enrollment in a Phase 3 trial of Aryplase™ for the treatment of mucopolysaccharidosis VI (MPS VI), another seriously debilitating genetic disease for which no drug treatment currently exists. We have received orphan drug designation for Aryplase for the treatment of MPS VI in the United States and the European Union. We also are developing Vibrilase™, a topical enzyme product for use in removing burned skin tissue in preparation for skin grafting or other therapy. A Phase 1 clinical trial of this product in the United Kingdom is expected to be completed in the fourth quarter of 2003. In addition, we are pursuing preclinical development of several other enzyme product candidates for genetic and other diseases. We have retained all worldwide commercial rights to all of our product candidates.

ALDURAZYME

Our first commercial product, Aldurazyme, has been approved in the United States by the FDA, in the European Union by the EMEA and in other countries for the treatment of MPS I. MPS I is a genetic disease caused by the deficiency of (alpha)-L-iduronidase. Patients with MPS I have multiple debilitating symptoms resulting from the buildup of carbohydrate residues in all tissues in the body. These symptoms include delayed physical and mental growth, enlarged livers and spleens, skeletal and joint deformities, airway obstruction, heart disease, reduced endurance and pulmonary function, and impaired hearing and vision. Most patients with MPS I die from complications associated with the disease as children or teenagers. About 3,400 individuals in developed countries have MPS I, including about 1,000 in the United States and Canada.

Other than Aldurazyme, there are currently no approved drugs for the treatment of MPS I. Bone marrow transplantation has been used to treat severely affected patients, generally under the age of two, with limited success. Bone marrow transplantation is associated with high morbidity and mortality rates as well as with problems inherent in the procedure itself, including graft vs. host disease, graft rejection and donor availability, which severely limit its utility and application.

Aldurazyme is a specific form of recombinant human (alpha)-L-iduronidase that replaces a genetic deficiency of (alpha)-L-iduronidase in MPS I patients, thus reducing or eliminating the build-up of certain carbohydrates in the lysosomes of cells. By eliminating this carbohydrate build-up, Aldurazyme is able to significantly reduce symptoms experienced by these patients, including improved pulmonary function, improved endurance, decreased joint stiffness, decreased fatigue, improved vision, reduced airway obstruction, weight and height gain, improved cardiac function and the elimination of severe headaches.

In 1998, we formed a 50/50 joint venture with Genzyme for the worldwide development and commercialization of Aldurazyme. We are responsible for product development, manufacturing and United States regulatory submissions. Genzyme is responsible for sales, marketing, distribution, obtaining reimbursement for Aldurazyme worldwide and international regulatory submissions.

The FDA has granted Aldurazyme orphan drug designation, which provides our joint venture with exclusive rights to market Aldurazyme in the United States for seven years from the date of FDA approval. In addition, the EMEA has granted Aldurazyme orphan drug designation, giving ten years of market exclusivity in the European Union. However, different drugs can be approved for the same condition.

ARYPLASE

We are developing Aryplase as an enzyme replacement therapy for the treatment of MPS VI, a debilitating genetic disease similar to MPS I. Aryplase is a specific form of recombinant human N-acetylgalactosamine 4-sulfatase (also known as arylsulfatase B). Aryplase has received fast track designation from the FDA as well as orphan drug designation for the treatment of MPS VI in the United States and in the European Union. In March 2002, we initiated an open-label, multi-national Phase 2 clinical trial to evaluate the efficacy, safety and pharmacokinetics of weekly intravenous infusions of 1.0 mg/kg of Aryplase in ten MPS VI patients. The trial was completed in January 2003 and results demonstrated that Aryplase is well tolerated and is associated with improvements in several clinical end points. Among other positive results, on average, subjects demonstrated a 62% and 98% improvement in distance walked at 6 minutes and 12 minutes, respectively, during a 12-minute walk test. Additionally, on average, subjects demonstrated an improvement of 109% over base line in the number of stairs climbed during a 3-minute test. We began enrolling patients in an international double blind, placebo controlled Phase 3 clinical trial of Aryplase in July of 2003. We expect to complete the Phase 3 trial in the first quarter of 2004.

OTHER PRODUCT DEVELOPMENT PROGRAMS

Vibrilase

We are developing Vibrilase for use in removing burned skin in preparation for skin grafting or other therapy. In the second quarter of 2002, we initiated a Phase 1 clinical trial of this product candidate in the United Kingdom. In March 2003, we announced that we completed the Phase 1a portion of the trial and we expect to complete the entire Phase 1 trial in 2003.

Phenoptin™ and Phenylase

We are developing Phenoptin and Phenylase as potential treatments for patients with phenylketonuria (PKU), a genetic disease in which the body cannot properly metabolize the amino acid phenylalanine. If left untreated, elevated levels of phenylalanine lead to brain damage and severe mental retardation.

In November 2003, we announced plans to begin clinical development with Phenoptin, an enzyme cofactor that is a second generation, proprietary oral form of tetrahydrobiopterin, for the treatment of PKU. We are evaluating Phenoptin for the treatment of mild to moderate forms of PKU, which represents approximately half of the PKU cases. We have entered into an agreement with Merck Eprova AG, a subsidiary of Merck KGaA, for the development, manufacturing and supply of Phenoptin.

We are evaluating Phenylase, phenylalanine ammonia lyase (PAL), as an injectable enzyme replacement therapy for the more severe forms of PKU. Phenylase is currently in preclinical development.

Compliance with existing treatment of PKU, consisting of highly restricted and generally unpalatable diets, usually only occurs through middle childhood to ensure normal brain development. Recent data demonstrates that adolescent and adult PKU sufferers who no longer follow restricted diets suffer from a number of psychological and neurological symptoms. Phenoptin and Phenylase are intended to enable disease control without the need for restrictive diets.

NeuroTrans™

NeuroTrans is a novel technology that is designed to allow large molecules such as proteins to be transported efficiently across the blood-brain barrier after administration by traditional intravenous delivery. We are exploring the delivery of lysosomal enzymes to the brain and will be seeking partners on the delivery of other therapeutics such as neurotrophic factors and cancer drugs.

Our principal executive offices are located at 371 Bel Marin Keys Boulevard, Suite 210, Novato, CA 94949 and our telephone number is (415) 506-6700. Our website is www.BMRN.com. Information on our website is not incorporated by reference in this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. Before purchasing our securities, you should carefully consider the following risk factors, as well as other information contained in this prospectus or incorporated by reference into this prospectus, in evaluating an investment in the securities offered by this prospectus. The risks and uncertainties described below are not the only ones we face. Other risks and uncertainties, including those that we do not currently consider material, may impair our business. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our securities to decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations at planned levels and be forced to reduce or discontinue operations.

Since we began operations in March 1997, we have been engaged primarily in research and development and have operated at a net loss for the entire time. Our first product, Aldurazyme, was only recently approved for commercial sale in the United States and the European Union and has only generated nominal sales revenue to date. We have no sales revenues from our product candidates. As of September 30, 2003, we had an accumulated deficit of approximately $275.7 million. We expect to continue to operate at a net loss for the foreseeable future. Our future profitability depends on the successful commercialization of Aldurazyme by our joint venture partner, Genzyme, our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market any approved drugs, either by ourselves or jointly with others. The extent of our future losses and the timing of profitability are highly uncertain. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations.

If we fail to obtain the capital necessary to fund our operations, we will be unable to complete our product development programs.

In the future, we may need to raise substantial additional capital to fund operations. We may be unable to raise additional financing when needed due to a variety of factors, including our financial condition, the status of our product programs, and the general condition of the financial markets. If we fail to raise additional financing as we need such funds, we will have to delay or terminate some or all of our product development programs.

We expect to continue to spend substantial amounts of capital for our operations for the foreseeable future. The amount of capital we will need depends on many factors, including:

•	our ability to successfully commercialize Aldurazyme;

•	the progress, timing and scope of our preclinical studies and clinical trials;

•	the time and cost necessary to obtain regulatory approvals;

•	the time and cost necessary to develop commercial manufacturing processes, including quality systems, and to build or acquire manufacturing capabilities;

•	the time and cost necessary to respond to technological and market developments; and

•	any changes made or new developments in our existing collaborative, licensing and other commercial relationships or any new collaborative, licensing and other commercial relationships that we may establish.

Moreover, our fixed expenses such as rent, license payments and other contractual commitments are substantial and will increase in the future. These fixed expenses will increase due to the payment of interest on our convertible debt and because we may enter into:

•	additional leases for new facilities and capital equipment;

•	additional licenses and collaborative agreements;

•	additional contracts for consulting, maintenance and administrative services;

•	additional contracts for product manufacturing; and

•	additional asset-based financing facilities.

We believe that our cash, cash equivalents and short-term investment securities balances at September 30, 2003, will be sufficient to meet our operating and capital requirements through at least the end of 2005. These estimates are based on assumptions and estimates, which may prove to be wrong. As a result, we may need or choose to obtain additional financing during that time.

If we fail to obtain or maintain regulatory approval to commercially manufacture or sell our future drug products, or if approval is delayed, we will be unable to generate revenue from the sale of these products, our potential for generating positive cash flow will be diminished and the capital necessary to fund our operations will be increased.

We must obtain regulatory approval before marketing or selling our drug products in the United States and in foreign jurisdictions. In the United States, we must obtain FDA approval for each drug that we intend to commercialize. The FDA approval process is typically lengthy and expensive, and approval is never certain. Products distributed abroad are also subject to foreign government regulation. Only one of our drug products has received regulatory approval to be commercially marketed and sold in the United States and the European Union. If we fail to obtain regulatory approval for our other drugs, we will be unable to market and sell those drug products. Because of the risks and uncertainties in biopharmaceutical development, our drug products could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. After any of our products receive regulatory approval, they remain subject to ongoing FDA regulation, including, for example, changes to the product labeling, new or revised regulatory requirements for manufacturing practices, reporting adverse reactions and other information, and product recall. The FDA can withdraw a product’s approval under some circumstances, such as the failure to comply with existing or future regulatory requirements, or unexpected safety issues. If regulatory approval is delayed, or withdrawn, our management’s credibility, the value of our company and our operating results will be adversely affected. Additionally, we will be unable to generate revenue from the sale of these products, our potential for generating positive cash flow will be diminished and the capital necessary to fund our operations will be increased.

To obtain regulatory approval to market our products, preclinical studies and costly and lengthy clinical trials will be required and the results of the studies and trials are highly uncertain.

As part of the regulatory approval process, we must conduct, at our own expense, preclinical studies in the laboratory on animals and clinical trials on humans for each drug product. We expect the number of preclinical studies and clinical trials that the regulatory authorities will require will vary depending on the drug product, the disease or condition the drug is being developed to address and regulations applicable to the particular drug. We may need to perform multiple preclinical studies using various doses and formulations before we can begin clinical trials, which could result in delays in our ability to market any of our drug products. Furthermore, even if we obtain favorable results in preclinical studies on animals, the results in humans may be significantly different.

After we have conducted preclinical studies in animals, we must demonstrate that our drug products are safe and efficacious for use on the target human patients in order to receive regulatory approval for commercial sale.

Adverse or inconclusive clinical results would stop us from filing for regulatory approval of our drug products. Additional factors that can cause delay or termination of our clinical trials include:

•	slow or insufficient patient enrollment;

•	slow recruitment of, and completion of necessary institutional approvals at, clinical sites;

•	longer treatment time required to demonstrate efficacy;

•	lack of sufficient supplies of the product candidate;

•	adverse medical events or side effects in treated patients;

•	lack of effectiveness of the product candidate being tested; and

•	regulatory requests for additional clinical trials.

Typically, if a drug product is intended to treat a chronic disease, as is the case with some of the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time, which can range from six months to three years or more.

The independent Data Safety Monitoring Board for the Neutralase Phase 3a clinical study recommended termination of the Phase 3a study as it determined that the advantages of Neutralase would be unlikely to outweigh its side effects. The study data included two patient deaths. One patient that died was found to have used protamine and not Neutralase. The other patient that died used Neutralase; however, it is our belief, based on the data that has been unblinded to date, that the cause of death was not likely related to Neutralase. Based upon the expected risk/benefit profile of Neutralase, we terminated the Neutralase development program for all indications.

The fast track designation for our product candidates may not actually lead to a faster review process and a delay in the review process or approval of our products will delay revenue from the sale of the products and will increase the capital necessary to fund these programs.

Aryplase has obtained fast track designation, which provides certain advantageous procedures and guidelines with respect to the review by the FDA of the Common Technical Document (CTD) for this product and which may result in our receipt of an initial response from the FDA earlier than would be received if this product had not received a fast track designation. However, these procedures and guidelines do not guarantee that the total review process will be faster or that approval will be obtained, if at all, earlier than would be the case if the product had not received fast track designation. If the review process or approval for Aryplase is delayed, realizing revenue from the sale of Aryplase will be delayed and the capital necessary to fund this program will be increased.

We will not be able to sell our products if we fail to comply with manufacturing regulations.

Before we can begin commercial manufacture of our products, we must obtain regulatory approval of our manufacturing facilities and processes. In addition, manufacture of our drug products must comply with the FDA’s current Good Manufacturing Practices regulations, commonly known as cGMP. The cGMP regulations govern facility compliance, quality control and documentation policies and procedures. Our manufacturing facilities are continuously subject to inspection by the FDA, the State of California and foreign regulatory authorities, before and after product approval. Our Galli Drive and our Bel Marin Keys Boulevard manufacturing facilities have been inspected and licensed by the State of California for clinical pharmaceutical manufacture and our Galli Drive facility has been approved by the FDA and the EMEA for the commercial manufacture of Aldurazyme.

Due to the complexity of the processes used to manufacture our products, we may be unable to pass federal or international regulatory inspections in a cost effective manner. For the same reason, any potential third party manufacturer of our drug products may be unable to comply with cGMP regulations in a cost effective manner. If we are unable to comply with manufacturing regulations, we will not be able to sell our products.

If we fail to obtain or maintain orphan drug exclusivity for some of our products, our competitors may sell products to treat the same conditions and our revenues will be reduced.

As part of our business strategy, we intend to develop some drugs that may be eligible for FDA and European Community orphan drug designation. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, defined as a patient population of less than 200,000 in the United States. The company that first obtains FDA approval for a designated orphan drug for a given rare disease receives marketing exclusivity for use of that drug for the stated condition for a period of seven years. Orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug. Similar regulations are available in the European Community with a ten-year period of market exclusivity.

Because the extent and scope of patent protection for some of our drug products is particularly limited, orphan drug designation is especially important for our products that are eligible for orphan drug designation. For eligible drugs, we plan to rely on the exclusivity period under the orphan drug designation to maintain a competitive position. If we do not obtain orphan drug exclusivity for our drug products that do not have patent protection, our competitors may then sell the same drug to treat the same condition.

Even though we have obtained orphan drug designation for certain of our product candidates and even if we obtain orphan drug designation for other products we develop, due to the uncertainties associated with developing pharmaceutical products, we may not be the first to obtain marketing approval for any orphan indication. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process.

Because the target patient populations for some of our products are small, we must achieve significant market share and obtain high per-patient prices for our products to achieve profitability.

Two of our lead product programs, Aldurazyme and Aryplase, target diseases with small patient populations. As a result, our per-patient prices must be relatively high in order to recover our development costs and achieve profitability. Aldurazyme targets patients with MPS I and Aryplase targets patients with MPS VI. We estimate that there are approximately 3,400 patients with MPS I and 1,100 patients with MPS VI in the developed world. We believe that we will need to market worldwide to achieve significant market share. In addition, we are developing other drug candidates to treat conditions, such as other genetic diseases and serious burn wounds, with small patient populations. Due to the expected costs of treatment for Aldurazyme and Aryplase, we may be unable to obtain sufficient market share for our drug products at a price high enough to justify our product development efforts.

If we fail to obtain an adequate level of reimbursement for our drug products by third-party payers, the sales of our drugs would be adversely affected or there may be no commercially viable markets for our products.

The course of treatment for patients with MPS I using Aldurazyme and for patients with MPS VI using Aryplase is expected to be expensive. We expect patients to need treatment throughout their lifetimes. We expect that most families of patients will not be capable of paying for this treatment themselves. There will be no commercially viable market for Aldurazyme or Aryplase without reimbursement from third-party payers. Additionally, even if there is a commercially viable market, if the level of reimbursement is below our expectations, our revenue and gross margins will be adversely affected.

Third-party payers, such as government or private health care insurers, carefully review and increasingly challenge the prices charged for drugs. Reimbursement rates from private companies vary depending on the third-party payer, the insurance plan and other factors. Reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis.

We currently have no expertise obtaining reimbursement. We are relying on the expertise of our joint venture partner Genzyme to obtain reimbursement for the costs of Aldurazyme. In addition, we will need to develop our own reimbursement expertise for future drug candidates unless we enter into collaborations with other companies with the necessary expertise. For our future products, we will not know what the reimbursement rates will be until we are ready to market the product and we actually negotiate the rates. If we are unable to obtain sufficiently high reimbursement rates, our products may not be commercially viable or our future revenues and gross margins may be adversely affected.

We expect that, in the future, reimbursement will be increasingly restricted both in the United States and internationally. The escalating cost of health care has led to increased pressure on the health care industry to reduce costs. Governmental and private third-party payers have proposed health care reforms and cost reductions. A number of federal and state proposals to control the cost of health care, including the cost of drug treatments, have been made in the United States. In some foreign markets, the government controls the pricing, which would affect the profitability of drugs. Current government regulations and possible future legislation regarding health care may affect reimbursement for medical treatment by third-party payers, which may render our products not commercially viable or may adversely affect our future revenues and gross margins.

If we are unable to protect our proprietary technology, we may not be able to compete as effectively.

Where appropriate, we seek patent protection for certain aspects of our technology. Patent protection may not be available for some of the products we are developing. If we must spend significant time and money protecting our patents, designing around patents held by others or licensing, for large fees, patents or other proprietary rights held by others, our business and financial prospects may be harmed.

The patent positions of biotechnology products are complex and uncertain. The scope and extent of patent protection for some of our products are particularly uncertain because key information on some of the products we are developing has existed in the public domain for many years. Other parties have published the structure of the enzymes and compounds, the methods for purifying or producing the enzymes and compounds or the methods of treatment. The composition and genetic sequences of animal and/or human versions of Aldurazyme and many of our product candidates have been published and are believed to be in the public domain. The composition and genetic sequences of other MPS enzymes that we intend to develop as products have also been published. Publication of this information may prevent us from obtaining composition-of-matter patents, which are generally believed to offer the strongest patent protection.

For enzymes or compounds with no prospect of broad composition-of-matter patents, other forms of patent protection or orphan drug status may provide us with a competitive advantage. As a result of these uncertainties, investors should not rely on patents as a means of protecting our products or product candidates, including Aldurazyme.

We own or license patents and patent applications related to Aldurazyme and certain of our product candidates. However, these patents and patent applications do not ensure the protection of our intellectual property for a number of other reasons, including the following:

•	We do not know whether our patent applications will result in issued patents. For example, we may not have developed a method for treating a disease before others developed similar methods.

•

Competitors may interfere with our patent process in a variety of ways. Competitors may claim that they invented the claimed invention prior to us. Competitors may also claim that we are infringing on their patents and therefore cannot practice our technology as claimed under our patent. Competitors may also contest our patents by showing the patent examiner that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our issued patents are not valid for a number of reasons. If a court agrees, we would lose that patent. As a company, we have no meaningful experience with competitors interfering with our patents or patent applications.

•	Enforcing patents is expensive and may absorb significant time of our management. Management would spend less time and resources on developing products, which could increase our research and development expenses and delay product programs.

•	Receipt of a patent may not provide much practical protection. If we receive a patent with a narrow scope, then it will be easier for competitors to design products that do not infringe on our patent.

In addition, competitors also seek patent protection for their technology. Due to the number of patents in our field of technology, we cannot be certain that we do not infringe on those patents or that we will not infringe on patents granted in the future. If a patent holder believes our product infringes on their patent, the patent holder may sue us even if we have received patent protection for our technology. If someone else claims we infringe on their technology, we would face a number of issues, including the following:

•	Defending a lawsuit takes significant time and can be very expensive.

•	If the court decides that our product infringes on the competitor’s patent, we may have to pay substantial damages for past infringement.

•	The court may prohibit us from selling or licensing the product unless the patent holder licenses the patent to us. The patent holder is not required to grant us a license. If a license is available, we may have to pay substantial royalties or grant cross licenses to our patents.

•	Redesigning our product so it does not infringe may not be possible or could require substantial funds and time.

It is also unclear whether our trade secrets are adequately protected. While we use reasonable efforts to protect our trade secrets, our employees or consultants may unintentionally or willfully disclose our information to competitors. Enforcing a claim that someone else illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Our competitors may independently develop equivalent knowledge, methods and know-how.

We may also support and collaborate in research conducted by government organizations or by universities. These government organizations and universities may be unwilling to grant us any exclusive rights to technology or products derived from these collaborations prior to entering into the relationship.

If we do not obtain required licenses or rights, we could encounter delays in product development while we attempt to design around other patents or even be prohibited from developing, manufacturing or selling products requiring these licenses. There is also a risk that disputes may arise as to the rights to technology or products developed in collaboration with other parties.

The United States Patent and Trademark Office has issued three patents to a third party that relate to (alpha)-L-iduronidase. If we are not able to successfully challenge these patents, we may be prevented from producing Aldurazyme in the United States unless and until we obtain a license.

The United States Patent and Trademark Office has issued three patents to a third party that include composition-of-matter, isolated genomic nucleotide sequences, vectors including the sequences, host cells containing the vectors, and method of use claims for human recombinant (alpha)-L-iduronidase. Our lead drug product, Aldurazyme, is based on human recombinant (alpha)-L-iduronidase. We believe that these patents are invalid or not infringed on a number of grounds. A corresponding patent application was filed in the European Patent Office claiming composition-of-matter for human recombinant (alpha)-L-iduronidase, and it was rejected over prior art and withdrawn and cannot be re-filed. However, corresponding applications are still pending in Canada and Japan, and these applications are being prosecuted by the applicants. We do not know whether any of these applications will issue as patents or the scope of the claims that would issue from these applications. In addition, under United States law, issued patents are entitled to a presumption of validity, and our challenges to the United States patents may be unsuccessful. Even if we are successful, challenging the United States patents may be expensive, require our management to devote significant time to this effort and may adversely impact commercialization of Aldurazyme in the United States.

The holder of the patents described above has granted an exclusive license for products relating to these patents to one of our competitors. If we are unable to successfully challenge the patents, we may be unable to produce Aldurazyme in the United States (or in Canada or Japan, should patents issue in these countries) unless we can obtain a sublicense from the current licensee. The current licensee is not required to grant us a license and even if a license is available, we may have to pay substantial license fees, which could adversely affect our business and operating results.

If our joint venture with Genzyme were terminated, we could be barred from commercializing Aldurazyme or our ability to successfully commercialize Aldurazyme would be delayed or diminished.

We are relying on Genzyme to apply the expertise it has developed through the launch and sale of other enzyme-based products to the marketing of Aldurazyme. We have no experience selling, marketing or obtaining reimbursement for pharmaceutical products. In addition, without Genzyme we would be required to pursue foreign regulatory approvals. We have no experience in seeking foreign regulatory approvals.

Either Genzyme or we may terminate the joint venture for specified reasons, including if the other party is in material breach of the agreement or has experienced a change of control or has declared bankruptcy and also is in breach of the agreement. Although we are not currently in breach of the joint venture agreement and we believe that Genzyme is not currently in breach of the joint venture agreement, there is a risk that either party could breach the agreement in the future. Either party may also terminate the agreement upon one-year prior written notice for any reason.

If the joint venture is terminated for breach, the non-breaching party would be granted, exclusively, all of the rights to Aldurazyme and any related intellectual property and regulatory approvals and would be obligated to buy out the breaching party’s interest in the joint venture. If we are the breaching party, we would lose our rights to Aldurazyme and the related intellectual property and regulatory approvals. If the joint venture is terminated without cause, the non-terminating party would have the option, exercisable for one year, to buy out the terminating party’s interest in the joint venture and obtain all rights to Aldurazyme exclusively. In the event of termination of the buy out option without exercise by the non-terminating party as described above, all right and title to Aldurazyme is to be sold to the highest bidder, with the proceeds to be split equally between Genzyme and us.

If the joint venture is terminated by either party because the other declared bankruptcy and is also in breach of the agreement, the terminating party would be obligated to buy out the other and would obtain all rights to Aldurazyme exclusively. If the joint venture is terminated by a party because the other party experienced a change of control, the terminating party shall notify the other party, the offeree, of its intent to buy out the offeree’s interest in the joint venture for a stated amount set by the terminating party at its discretion. The offeree must then either accept this offer or agree to buy the terminating party’s interest in the joint venture on those same terms. The party who buys out the other would then have exclusive rights to Aldurazyme.

If we were obligated, or given the option, to buy out Genzyme’s interest in the joint venture, and gain exclusive rights to Aldurazyme, we may not have sufficient funds to do so and we may not be able to obtain the financing to do so. If we fail to buy out Genzyme’s interest we may be held in breach of the agreement and may lose any claim to the rights to Aldurazyme and the related intellectual property and regulatory approvals. We would then effectively be prohibited from developing and commercializing the product.

Termination of the joint venture in which we retain the rights to Aldurazyme could cause us significant difficulties in obtaining third-party reimbursement and delays or failure to obtain foreign regulatory approval, any of which could hurt our business and results of operations. Since Genzyme funds 50% of the joint venture’s product inventory and operating expenses, the termination of the joint venture would double our financial burden and reduce the funds available to us for other product programs.

If we are unable to successfully develop manufacturing processes for our drug products to produce sufficient quantities and at acceptable cost, we may be unable to meet demand for our products and lose potential revenue, have reduced margins or be forced to terminate a program.

Although we have successfully manufactured Aldurazyme at commercial scale and within our cost parameters, due to the complexity of manufacturing our products we may not be able to manufacture any other drug product successfully with a commercially viable process or at a scale large enough to support their respective commercial markets or at acceptable margins.

Our manufacturing processes may not meet initial expectations and we may encounter problems with any of the following if we attempt to increase the scale or size or improve the commercial viability of our manufacturing processes:

•	design, construction and qualification of manufacturing facilities that meet regulatory requirements;

•	schedule;

•	reproducibility;

•	production yields;

•	purity;

•	costs;

•	quality control and assurance systems;

•	shortages of qualified personnel; and

•	compliance with regulatory requirements.

Improvements in manufacturing processes typically are very difficult to achieve and are often very expensive and may require extended periods of time to develop. If we contract for manufacturing services with an unproven process, our contractor is subject to the same uncertainties, high standards and regulatory controls.

The availability of suitable contract manufacturing at scheduled or optimum times is not certain. The cost of contract manufacturing is greater than internal manufacturing and therefore our manufacturing processes must be of higher productivity to result in equivalent margins.

We have built-out approximately 54,000 square feet at our Novato facilities for manufacturing capability for Aldurazyme including related quality control laboratories, materials capabilities, and support areas. We expect to add additional capabilities in stages over time, which could create additional operational complexity and challenges. We expect that the manufacturing process of all of our new drug products, including Aryplase, will require significant time and resources before we can begin to manufacture them (or have them manufactured by third parties) in commercial quantity at an acceptable cost.

In order to achieve our product cost targets, we must develop efficient manufacturing processes either by:

•	improving the product yield from our current cell lines, which are colonies of cells that have a common genetic makeup;

•	improving the manufacturing processes licensed from others; or

•	developing more efficient, lower cost recombinant cell lines and production processes.

A recombinant cell line is a cell line with foreign DNA inserted that is used to produce an enzyme or other protein that it would not have otherwise produced. The development of a stable, high production cell line for any given enzyme is difficult, expensive and unpredictable and may not result in adequate yields. In addition, the development of protein purification processes is difficult and may not produce the high purity required with acceptable yield and costs or may not result in adequate shelf-lives of the final products. If we are not able to develop efficient manufacturing processes, the investment in manufacturing capacity sufficient to satisfy market demand will be much greater and will place heavy financial demands upon us. If we do not achieve our manufacturing cost targets we may be unable to meet demand for our products and loose potential revenue, have reduced margins or be forced to terminate a program.

In addition, our manufacturing processes subject us to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of hazardous materials and wastes resulting from their use. We may incur significant costs in complying with these laws and regulations.

If our manufacturing processes have a higher than expected failure rate, we may be unable to meet demand for our products and lose potential revenue, have reduced margins, or be forced to terminate a program.

The processes we use to manufacture our product and product candidates are extremely complex. Many of the processes include biological systems, which add significant additional complexity, as compared to chemical systems. We expect that, from time to time, consistent with biotechnology industry expectations, certain production lots will fail to produce pharmaceutical grade product. To date, our historical failure rates for all of our product programs, including Aldurazyme, have been within our expectations, which are based on industry norms.

In order to produce product within our time and cost parameters, we must continue to produce product within expected failure parameters. Because of the complexity of our manufacturing processes, it may be difficult or impossible for us to determine the cause of any particular lot failure; and we must effectively and timely take corrective action in response to any failure.

If we are unable to effectively address any product manufacturing issues, we may be unable to meet demand for our products and lose potential revenue, have reduced margins, or be forced to terminate a program.

Our sole manufacturing facility for Aldurazyme is located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facility and equipment, which could materially impair our ability to manufacture Aldurazyme.

Our Novato, California facility is our only manufacturing facility for Aldurazyme. It is located in the San Francisco Bay area near known earthquake fault zones and is vulnerable to significant damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fires, floods, power loss and similar events. If any disaster were to occur, our ability to manufacture Aldurazyme could be seriously, or potentially completely, impaired, we could incur delays in our commercialization efforts and our revenue from the sale of Aldurazyme could be seriously impaired. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

If we are unable to create marketing and distribution capabilities or to enter into agreements with third parties to do so, our ability to generate revenues will be diminished.

If we cannot expand our marketing and distribution capabilities either by developing our own sales and marketing organization or by entering into agreements with others, we may be unable to successfully sell our products. We believe that developing an internal sales and distribution capability will be expensive and time consuming. Alternatively, we may enter into agreements with third parties to market our products. For example, under our joint venture with Genzyme, Genzyme is responsible for marketing and distributing Aldurazyme. However, these third parties may not be capable of successfully selling any of our drug products.

We may compete with other pharmaceutical companies with experienced and well-funded sales and marketing operations targeting these specific physician and institutional audiences. We may not be able to develop our own sales and marketing force at all, or of a size that would allow us to compete with these other companies. If we elect to enter into third-party marketing and distribution agreements in order to sell into these markets, we may not be able to enter into these agreements on acceptable terms, if at all. If we cannot compete effectively in these specific physician and institutional markets, it would adversely affect sales of our product candidates.

If we fail to compete successfully with respect to product sales, we may be unable to generate sufficient sales to recover our expenses related to the development of a product program or to justify continued marketing of a product.

Our competitors may develop, manufacture and market products that are more effective or less expensive than ours. They may also obtain regulatory approvals for their products faster than we can obtain them (including those products with orphan drug designation) or commercialize their products before we do. With respect to Aryplase, if our competitors successfully commercialize a product that treats MPS VI before we do, we may effectively be precluded from developing a product to treat that disease because the patient population of the disease is so small. If one of our competitors gets orphan drug exclusivity, we could be precluded from marketing our version for seven years in the United States and ten years in the European Union. However, different drugs can be approved for the same condition. If we do not compete successfully, we may be unable to generate sufficient sales to recover our expenses related to the development of a product program or to justify continued marketing of a product.

If we fail to compete successfully with respect to acquisitions, joint venture and other collaboration opportunities, we may be limited in our ability to develop new products and to continue to expand our product pipeline.

Our competitors compete with us to attract organizations for acquisitions, joint ventures, licensing arrangements or other collaborations. To date, several of our product programs have been acquired through acquisitions, such as NeuroTrans, and several of our product programs have been developed through licensing or collaborative arrangements, such as Aldurazyme, Aryplase and Vibrilase. These collaborations include licensing proprietary technology from, and other relationships with, academic research institutions. If our competitors successfully enter into partnering arrangements or license agreements with academic research institutions, we will then be precluded from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find a substitute. Several pharmaceutical and biotechnology companies have already established themselves in the field of enzyme therapeutics, including Genzyme, our joint venture partner. These companies have already begun many drug development programs, some of which may target diseases that we are also targeting, and have already entered into partnering and licensing arrangements with academic research institutions, reducing the pool of available opportunities.

Universities and public and private research institutions also compete with us. While these organizations primarily have educational or basic research objectives, they may develop proprietary technology and acquire patents that we may need for the development of our drug products. We will attempt to license this proprietary technology, if available. These licenses may not be available to us on acceptable terms, if at all. If we are unable to compete successfully with respect to acquisitions, joint venture and other collaboration opportunities, we may be limited in our ability to develop new products and to continue to expand our product pipeline.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our products may be delayed and the credibility of our management may be adversely affected and, as a result, our stock price may decline.

For planning purposes, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we publicly announce the expected timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, in many cases for reasons beyond our control. If we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and the credibility of our management may be adversely affected and, as a result, our stock price may decline.

If we fail to manage our growth or fail to recruit and retain personnel, our product development programs may be delayed.

Our rapid growth has strained our managerial, operational, financial and other resources. We expect this growth to continue. Based on the recent approval of Aldurazyme by the FDA and European Union, and other countries, we expect that our joint venture with Genzyme will be required to devote additional resources in the immediate future to support the commercialization of Aldurazyme.

To manage expansion effectively, we need to continue to develop and improve our research and development capabilities, manufacturing and quality capacities, sales and marketing capabilities and financial and administrative systems. Our staff, financial resources, systems, procedures or controls may be inadequate to support our operations and our management may be unable to manage successfully future market opportunities or our relationships with customers and other third parties.

Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The loss of key scientific, technical and managerial personnel may delay or otherwise harm our product development programs. Any harm to our research and development programs would harm our business and prospects.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. In particular, the loss of Fredric D. Price, our Chairman and Chief Executive Officer, or Emil D. Kakkis, M.D., Ph.D., our Senior Vice President of Business Operations or Christopher M. Starr, Ph.D., our Senior Vice President of Scientific Operations, could be detrimental to us if we cannot recruit suitable replacements in a timely manner. While Mr. Price, Dr. Kakkis and Dr. Starr are parties to employment agreements with us, these agreements do not guarantee that they will remain employed with us in the future. In addition, these agreements do not restrict their ability to compete with us after their employment is terminated. The competition for qualified personnel in the biopharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business.

Changes in methods of treatment of disease could reduce demand for our products.

Even if our drug products are approved, doctors must use treatments that require using those products. If doctors elect a different course of treatment from that which includes our drug products, this decision would reduce demand for our drug products. For example if in the future gene therapy becomes widely used as a treatment of genetic diseases, the use of enzyme replacement therapy, like Aldurazyme, in MPS diseases could be greatly reduced. Changes in treatment method can be caused by the introduction of other companies’ products or the development of new technologies or surgical procedures which may not directly compete with ours, but which have the effect of changing how doctors decide to treat a disease.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities.

We are exposed to the potential product liability risks inherent in the testing, manufacturing and marketing of human pharmaceuticals. The BioMarin/Genzyme LLC maintains clinical liability insurance for Aldurazyme with aggregate loss limits of $5.0 million and has obtained additional coverage in connection with the commercialization of Aldurazyme. We have obtained insurance against product liability lawsuits with aggregate loss limits of $15.0 million. Pharmaceutical companies must balance the cost of insurance with the level of coverage based on estimates of potential liability. Historically, the potential liability associated with product liability lawsuits for pharmaceutical products has been unpredictable. Although we believe that our current insurance is a reasonable estimate of our potential liability and represents a commercially reasonable balancing of the level of coverage as compared to the cost of the insurance, we may be subject to claims in connection with our current clinical trials for Aldurazyme, Aryplase and Vibrilase or in connection with the clinical trials for our now terminated program for Neutralase for which our insurance coverage is not adequate.

The product liability insurance we will need to obtain in connection with the commercial sales of our product candidates if and when they receive regulatory approval may be unavailable in meaningful amounts or at a reasonable cost. In addition, while we take, and continue to take what we believe are appropriate precautions, we may be unable to avoid significant liability if any product liability lawsuit is brought against us. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we may incur substantial liabilities that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for the development and commercialization of our product programs.

RISKS RELATED TO THE SECURITIES OFFERED BY THIS PROSPECTUS

Anti-takeover provisions in our charter documents, our stockholders’ rights plan and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our anti-takeover provisions include provisions in the certificate of incorporation providing that stockholders’ meetings may only be called by the board of directors and a provision in the bylaws providing that the stockholders may not take action by written consent. Additionally, our board of directors has the authority to issue an additional 249,886 shares of preferred stock and to determine the terms of those shares of stock without any further action by the stockholders. The rights of holders of our common stock are subject to the rights of the holders of any preferred stock that may be issued. The issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

In September 2002, our board of directors authorized a stockholder rights plan and related dividend of one preferred share purchase right for each share of our common stock outstanding at that time. In connection with an increase in our authorized common stock, our board approved an amendment to this plan in June 2003. As long as these rights are attached to our common stock, we will issue one right with each new share of common stock so that all shares of our common stock will have attached rights. When exercisable, each right will entitle the registered holder to purchase from us one two-hundredth of a share of our Series B Junior Participating Preferred Stock at a price of $35.00 per  1/200 of a Preferred Share, subject to adjustment.

The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive tactics to gain control of us without paying all stockholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of our stock on terms not approved by our board of directors. However, the rights may have the effect of making an acquisition of us, which may be beneficial to our stockholders, more difficult, and the existence of such rights may prevent or reduce the likelihood of a third party making an offer for an acquisition of us.

Our stock price may be volatile, and an investment in our stock could suffer a decline in value.

Our valuation and stock price since the beginning of trading after our initial public offering have had no meaningful relationship to current or historical earnings, asset values, book value or many other criteria based on conventional measures of stock value. The market price of our common stock will fluctuate due to factors including:

•	product sales and profitability of Aldurazyme;

•	progress of Aryplase and our other lead drug products through the regulatory process;

•	results of clinical trials, announcements of technological innovations or new products by us or our competitors;

•	government regulatory action affecting our drug products or our competitors’ drug products in both the United States and foreign countries;

•	developments or disputes concerning patent or proprietary rights;

•	general market conditions and fluctuations for the emerging growth and biopharmaceutical market sectors; economic conditions in the United States or abroad;

•	actual or anticipated fluctuations in our operating results;

•	broad market fluctuations in the United States or in Europe, which may cause the market price of our common stock to fluctuate; and

•	changes in company assessments or financial estimates by securities analysts.

In addition, the value of our common stock may fluctuate because it is listed on both the Nasdaq National Market and the Swiss Exchange’s SWX New Market. Listing on both exchanges may increase stock price volatility due to:

•	trading in different time zones;

•	different ability to buy or sell our stock;

•	different market conditions in different capital markets; and

•	different trading volume.

In the past, following periods of large price declines in the public market price of a company’s securities, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which would hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

You should consider the United States federal income tax consequences of owning the notes and the shares of common stock issuable upon conversion of the notes.

We intend to treat the notes as contingent payment debt instruments for United States federal income tax purposes. As a result of such treatment, an United States investor who is a holder of notes, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash or other property attributable thereto. The amount of interest income required to be included by an United States noteholder for each year may be in excess of the fixed interest (and contingent interest, if any) that accrues on the notes. An

United States noteholder will recognize gain or loss on the sale, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized on the sale, exchange, conversion or redemption, including the fair market value of any of our common stock received upon conversion, and the noteholder’s adjusted tax basis in the note. Any gain recognized by an United States noteholder on the sale, exchange, conversion or redemption of a note generally will be capital gain; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. Non-United States noteholders are urged to consult their tax advisors regarding a prospective purchase of the notes. For more information, see “Certain United States Federal Income Tax Considerations.”

Unless we are able to generate sufficient cash flow from operations, we may not be able to make the required interest and principal payments due under the notes.

To date, we have not generated positive cash flow from operations. If we are not able to generate sufficient cash flow, we will only be able to pay the interest and principal due under the notes from available cash or from subsequent financing activities. We may not have sufficient available cash and we may be unable to refinance the notes at all or on terms as favorable as the terms of the notes.

We may not have the ability to raise the funds necessary to finance any repurchase offer required by the indenture.

If a repurchase event (as defined in the indenture) occurs, each holder of the notes may require us to repurchase all or a portion of the holder’s notes. We cannot assure you that there will be sufficient funds available for any required repurchases of these securities if a repurchase event occurs. In addition, the terms of any agreements related to borrowing which we may enter from time to time may prohibit or limit or make our repurchase of notes an event of default under those agreements. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture governing the notes. See “Description of Notes—Holders May Require Us to Repurchase Their Notes Upon a Repurchase Event.”

No public market exists for the notes. The failure of a market to develop could affect your ability to, and the price at which you may, resell your notes.

The notes were issued in June 2003, and there is currently no active trading market. We do not intend to list the notes on any national securities exchange or automated quotation system. Accordingly, we cannot predict whether an active trading market for the notes will develop or be sustained. If an active trading market for the notes fails to develop or be sustained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes and the trading price for the notes could fall.

Moreover, even if an active trading market for the notes were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rate, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

The notes will be subordinated to our senior indebtedness and will be effectively subordinated to all liabilities of our subsidiaries.

The notes are junior in right of payment to all of our existing and future senior indebtedness, and are effectively subordinated to all liabilities of our subsidiaries, including trade payables. As of September 30, 2003, we and our subsidiaries had approximately $4.1 million of consolidated indebtedness effectively ranking senior to the notes. The indenture governing the notes does not restrict the incurrence of senior indebtedness or other debt by us or our subsidiaries. All of our commercial operations related to Aldurazyme are conducted through our joint venture with Genzyme. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes and, as a result, the notes will be effectively subordinated to all indebtedness and other obligations of our subsidiaries with respect to our subsidiaries’ assets. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all of our senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See “Description of Notes—Subordination of Notes.”

We have made only limited covenants in the indenture, which may not protect a noteholder’s investment if we experience significant adverse changes in our financial condition or results of operations.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and therefore, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness that is senior to or equal in right of payment to the notes;

•	restrict our ability or that of our subsidiaries to issue securities that would be senior to the common stock of our subsidiaries; or

•	restrict our ability to pledge our assets or those of our subsidiaries.

Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the notes.

FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements. These statements relate to future events or our future financial performance. We have identified forward looking statements in this prospectus using words such as “anticipates”, “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of such terms or other comparable terminology. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties, and assumptions. These risks, uncertainties, assumptions and other factors, including the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from future results, levels of actual activity, performance or achievements expressed or implied by such forward looking statements.

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our historical ratios of earnings to fixed charges for the last five fiscal years and nine months ended September 30, 2003:

	Nine Months Ended September 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

(1)	For the nine months ended September 30, 2003, and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, no ratios are provided because earnings were insufficient to cover fixed charges.

These computations include us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing:

•	earnings from continuing operations before taxes adjusted for fixed charges, minority interest and capitalized interest net of amortization by,

•	fixed charges, which includes interest expense and capitalized interest incurred, plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor, plus amortization of the debt issuance costs.

For our fiscal year ended December 31, 2002 earnings were inadequate to cover fixed charges by $76.0 million. For the nine months ended September 30, 2003, earnings were inadequate to cover fixed charges by $48.3 million

HISTORICAL FINANCIAL INFORMATION

With the commercial launch of Aldurazyme during the second quarter of 2003, we changed our presentation of the results of operations of our joint venture with Genzyme under the equity method. Previously, we recorded revenue to the extent that the services performed by us on behalf of the joint venture were funded by Genzyme. Costs incurred by us on behalf of the joint venture were recorded as operating expenses in the consolidated statements of operations. Equity in the loss of BioMarin/Genzyme LLC previously represented 50% of the joint venture net loss that related to costs not incurred by us on behalf of the joint venture.

In the new presentation on the consolidated statements of operations, the equity in the loss of BioMarin/Genzyme LLC represents our 50% share of the joint venture’s net loss. Costs incurred by us on behalf of the joint venture are included in the financial statements of the joint venture. This change in presentation had no effect on our loss from operations or net loss for any period. Both the prior presentation and the new presentation are acceptable under the equity method of accounting.

Our consolidated statements of operations for prior periods have been reclassified to conform to the new presentation. The following tables show the previously presented results of operations and the current presentation for the years ended December 31, 2002 and 2001, and the quarters ended March 31, 2002, September 30, 2002, December 31, 2002 and March 31, 2003. The effect of the reclassification on our consolidated statements of operations for the three and six months ended June 30, 2002 was presented in our Form 10-Q for the quarter ended June 30, 2003. The tables below are presented in thousands of dollars.

	Year Ended December 31, 2001
	Prior Presentation	Reclassifications	New Presentation
Revenue from BioMarin/Genzyme LLC	$11,330	$(11,330)	$—
Operating expenses:
Research and development	44,914	(22,333)	22,581
General and administrative	6,718	(327)	6,391
In-process research and development	11,647	—	11,647
Equity in the loss of BioMarin/Genzyme LLC	7,333	11,330	18,663

Total operating expenses	70,612	(11,330)	59,282

Loss from operations	$(59,282)	$—	$(59,282)

	Year Ended December 31, 2002
	Prior Presentation	Reclassifications	New Presentation
Revenue from BioMarin/Genzyme LLC	$13,919	$(13,919)	$—
Operating expenses:
Research and development	54,455	(27,168)	27,287
General and administrative	17,541	(670)	16,871
In-process research and development	11,223	—	11,223
Equity in the loss of BioMarin/Genzyme LLC	9,547	13,919	23,466

Total operating expenses	92,766	(13,919)	78,847

Loss from operations	$(78,847)	$—	$(78,847)

	Three Months Ended March 31, 2002
	Prior Presentation	Reclassifications	New Presentation
Revenue from BioMarin/Genzyme LLC	$3,792	$(3,792)	$—
Operating expenses:
Research and development	13,218	(7,466)	5,752
General and administrative	3,926	(118)	3,808
In-process research and development	11,223	—	11,223
Equity in the loss of BioMarin/Genzyme LLC	2,298	3,792	6,090

Total operating expenses	30,665	(3,792)	26,873

Loss from operations	$(26,873)	$—	$(26,873)

	Three Months Ended September 30, 2002
	Prior Presentation	Reclassifications	New Presentation
Revenue from BioMarin/Genzyme LLC	$3,569	$(3,569)	$—
Operating expenses:
Research and development	14,675	(6,937)	7,738
General and administrative	3,940	(201)	3,739
Equity in the loss of BioMarin/Genzyme LLC	2,350	3,569	5,919

Total operating expenses	20,965	(3,569)	17,396

Loss from operations	$(17,396)	$—	$(17,396)

	Three Months Ended December 31, 2002
	Prior Presentation	Reclassifications	New Presentation
Revenue from BioMarin/Genzyme LLC	$3,135	$(3,135)	$—
Operating expenses:
Research and development	13,226	(6,044)	7,182
General and administrative	6,613	(226)	6,387
Equity in the loss of BioMarin/Genzyme LLC	2,438	3,135	5,573

Total operating expenses	22,277	(3,135)	19,142

Loss from operations	$19,142	$—	$(19,142)

	Three Months Ended March 31, 2003
	Prior Presentation	Reclassifications	New Presentation
Revenue from BioMarin/Genzyme LLC	$3,496	$(3,496)	$—
Operating expenses:
Research and development	17,758	(6,767)	10,991
General and administrative	3,024	(225)	2,799
Equity in the loss of BioMarin/Genzyme LLC	3,257	3,496	6,753

Total operating expenses	24,039	(3,496)	20,543

Loss from operations	$(20,543)	$—	$(20,543)

USE OF PROCEEDS

The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. We will not receive any proceeds. See “Selling Securityholders” for a list of those persons or entities receiving proceeds from the sale of the notes and the common stock issuable upon conversion of the notes.

The selling securityholders will not pay any of the expenses that are incurred in connection with the registration of the notes or common stock issuable upon conversion of the notes, but they will pay all commissions, discounts and any other compensation to any securities broker dealers through whom they sell any of the note or common stock issuable upon conversion of the notes.

In June 2003, we received net proceeds of approximately $120.9 million from our sale of the notes. We intend to use the net proceeds for the commercialization of our first commercial product, Aldurazyme, development of additional manufacturing capabilities and facilities, preclinical studies and clinical trials for other product candidates, potential licenses and acquisitions of complementary technologies, products and companies, general corporate purposes, and working capital.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated June 23, 2003, between us and Wilmington Trust Company, as trustee. The following summary of the terms of the notes, the indenture and the registration rights agreement does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the indenture and the registration rights agreement. For purposes of this summary, the terms “BioMarin”, “we”, “us” and “our” refer only to BioMarin Pharmaceutical Inc. and not to any of our subsidiaries. References to “interest” shall be deemed to include “liquidated damages,” to the extent that we may be required to pay “liquidated damages” in the limited circumstances described in “—Registration Rights; Liquidated Damages.”

GENERAL

On June 23, 2003, we issued $125 million aggregate principal amount of notes. The notes constitute unsecured indebtedness and are subordinated in right of payment to our senior indebtedness as described under “—Subordination of Notes.” The notes are convertible into our common stock as described under “—Conversion Rights.” Interest on the notes is payable semi-annually on June 15 and December 15 of each year, with the first interest payment to be made on December 15, 2003, at the rate of 3.50% per annum, to the persons who are registered holders of the notes at the close of business on the preceding June 1 and December 1, respectively. Unless previously redeemed, repurchased or converted, the notes will mature on June 15, 2008.

The notes were issued without coupons in denominations of $1,000 and integral multiples thereof. The notes were initially issued as global securities in book-entry form. Payments in respect of the notes represented by the global securities will be made by wire transfer of immediately available funds to the accounts specified by the holders of the global securities. With respect to any notes subsequently issued in certificated form, we will make payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or by mailing a check to each holder’s registered address.

Holders may convert notes at the office of the conversion agent and may present notes for registration of transfer at the office of the registrar for the notes. The conversion agent and registrar for the notes initially will be the trustee.

Interest on the notes will be paid on the basis of a 360 day year of twelve 30-day months. No sinking fund is provided for the notes. The indenture does not contain any financial covenants or any restrictions on the incurrence of debt, the payment of dividends or the repurchase of our securities. In addition, the indenture does not provide any protection to the holders of the notes in the event of a highly leveraged transaction or a change in control, except and only to the extent described under “—Holders May Require Us to Repurchase Their Notes Upon a Repurchase Event” and “—Consolidation, Merger and Sale of Assets,” below.

CONVERSION RIGHTS

Holders of notes are entitled, at any time before the close of business on the date of maturity, subject to prior redemption or repurchase, to convert the notes or portions thereof (if the portions are $1,000 or whole multiples thereof) into 71.3572 shares of common stock per $1,000 of principal amount of notes. This rate results in an initial conversion price of approximately $14.01 per share. Except as described below, the number of shares into which a note is convertible will not be adjusted for dividends on shares of our common stock. We will not issue fractional shares of common stock upon conversion of the notes and instead will pay a cash adjustment based on the market price of the common stock on the last trading day prior to the conversion date. In the case of notes called for redemption or subject to repurchase on a repurchase event, conversion rights will expire at the close of business on the business day immediately preceding the redemption date or repurchase date, as applicable.

Except as noted below, no payment or adjustment will be made for accrued interest on, or liquidated damages with respect to, a converted note or for dividends on any of our common stock issued on or prior to conversion. If a note is converted after the close of business on a record date for the payment of interest and prior to the next succeeding interest payment date, notes submitted for conversion must be accompanied by funds equal to the interest payable to the registered holder on the interest payment date on the principal amount of such notes submitted for conversion. We will then make the interest payment due on the interest payment date to the registered holder of the note on the record date. Notwithstanding the foregoing, any note submitted for conversion need not be accompanied by any funds if such note has been called for redemption on a redemption date that is after a record date for the payment of interest and on or before the day that is one business day following the corresponding interest payment date.

As soon as practicable following the conversion date, we will deliver through the conversion agent a certificate for the number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares. For a discussion of the tax treatment of a holder receiving common shares upon surrendering notes for conversion, see “Certain United States Federal Income Tax Considerations—Conversion of the Notes.”

We will adjust the conversion rate for:

•	dividends or distributions to all holders of our common stock payable in shares of our common stock;

•	subdivisions or combinations of our common stock;

•	distributions to all or substantially all holders of our common stock of certain rights or warrants entitling them for a period of not more than 60 days to purchase common stock (or securities convertible into common stock) at less than the current market price at the time (provided, that the conversion rate will be readjusted to the extent the rights or warrants are not exercised prior to their expiration);

•	the dividend or other distribution to all or substantially all holders of our common stock of shares of capital stock other than our common stock, evidences of indebtedness or other assets (other than cash dividends) or the dividend or other distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered above) to purchase our securities;

•	cash dividends or other cash distributions to all or substantially all holders of our common stock in an aggregate amount that, together with

•	any cash and the fair market value of any other consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment; and

•	all other all-cash dividends or distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion rate adjustment,

exceeds an amount equal to 10% of the market capitalization of our common stock on the business day immediately preceding the day on which we declare the dividend or distribution; and

•	payments in respect of a tender or exchange offer by us or any of our subsidiaries for our common stock to the extent that the offer involves aggregate consideration that, together with

•	any cash and the fair market value of any other consideration payable in respect of any tender or exchange offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment; and

•	all other all-cash dividends or distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion rate adjustment,

exceeds an amount equal to 10% of the market capitalization of our common stock on the expiration date of the tender or exchange offer.

We will not adjust the conversion rate, however, if we make provision for holders of notes to participate in the transaction without conversion.

No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the then effective conversion rate; provided, that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

We may at any time increase the conversion rate by any amount for any period of time, provided that the then effective conversion price is not less than the par value of a share of our common stock, the period during which the increased rate is in effect is at least 20 days or such longer period as may be required by law and the increased rate is irrevocable during such period. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

If we reclassify our common stock or are party to a consolidation, merger or binding share exchange, or a transaction involving the sale or other conveyance of all or substantially all of our assets, pursuant to which our common stock is converted into cash, securities or other property, at the effective time of the transaction, the right to convert a note into common stock will be changed into the right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the notes in the future. For example, if we were acquired in a cash merger, each note would be convertible into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

To the extent that our stockholder rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our stockholder rights plan, whether or not the rights have separated from the common stock at the time of conversion. See “Description of Capital stock—Stockholder Rights Plan.” If we implement a new stockholder rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion.

Except as stated above, the number of shares issuable on conversion will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right to purchase any of the foregoing.

In the event of:

•	a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

•	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See “Certain United States Federal Income Tax Considerations—Adjustment of Conversion Price.”

A note for which a holder has delivered a repurchase notice, as described below, requiring us to repurchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

REDEMPTION OF NOTES AT OUR OPTION

Prior to June 20, 2006, we cannot redeem the notes. The notes will be redeemable at our option, in whole or in part, at any time on or after June 20, 2006, on any date not less than 30 nor more than 60 days after the mailing of a redemption notice to each holder of notes to be redeemed at the address of the holder appearing in the security register. The redemption price for the notes, expressed as a percentage of principal amount, is as follows for the periods set forth below:

Period	Redemption Price
June 20, 2006 to June 14, 2007	101.40%
June 15, 2007 to June 14, 2008	100.70%

Accrued and unpaid interest will also be paid to, but excluding, the redemption date. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date will be payable to the holder of record on the relevant record date and the redemption price will not include such interest payment. If the paying agent holds on the redemption date money sufficient to pay the redemption price plus accrued and unpaid interest in accordance with the indenture, then, immediately after the redemption date, the notes to be redeemed will cease to be outstanding and interest on such notes will cease to accrue whether or not such notes are delivered to the paying agent. Thereafter, all other rights of the holders of such notes will terminate, other than the right to receive the redemption price plus accrued and unpaid interest upon delivery of the notes.

If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A REPURCHASE EVENT

In the event of a repurchase event (as defined below), each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price for each $1,000 principal amount of such notes equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest to, but excluding, the repurchase date. We will be required to repurchase the notes no later than 30 days after notice of a repurchase event has been mailed as described below. We refer to this date as the “repurchase date.”

Within 20 business days after the occurrence of a repurchase event, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the repurchase event, which notice must state, among other things:

•	the events causing a repurchase event;

•	the date of such repurchase event;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate that will result from the repurchase event;

•	that notes with respect to which a repurchase notice is given by the holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must transmit to the paying agent a written notice, and such repurchase notice must be received by the paying agent no later than the close of business on the third business day immediately preceding the repurchase date. The repurchase notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the repurchase event provisions of the indenture.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the principal amount of notes being withdrawn;

•	the certificate numbers of the notes being withdrawn, if applicable; and

•	the principal amount, if any, of the notes that remain subject to a repurchase notice.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of delivery of such note.

If the paying agent holds money sufficient to pay the repurchase price of a note on the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

A “repurchase event” shall be deemed to have occurred upon the occurrence of either a “change in control” or a “termination of trading.”

A “change in control” will be deemed to have occurred at such time as:

•	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

•	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own” immediately after such transaction, directly or indirectly, shares of voting stock representing not less than a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving corporation in substantially the same proportion as such ownership prior to the transaction;

•	at any time the following persons cease for any reason to constitute a majority of our board of directors:

•	individuals who on the issue date of the notes constituted our board of directors; and

•	any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by at least a majority of the directors then still in office who were either directors on the issue date of the notes or whose election or nomination for election was previously so approved;

•	the sale, lease, transfer or other conveyance or disposition of all or substantially all of our assets or property to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, including Rule 13d-5); or

•	we are liquidated or dissolved, or our stockholders approve any plan or proposal for our liquidation or dissolution.

However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such trading day; or

•	in the case of a merger or consolidation, at least 95% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

A “termination of trading” shall occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

In connection with any repurchase offer due to a repurchase event, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

The question of whether “all or substantially all” of our assets have been disposed of will be interpreted under applicable law and will likely be dependent upon the particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a disposition of “all or substantially all” of our assets (and consequently, a repurchase event) has occurred, in which case a holder’s ability to require us to purchase their notes upon such an event may be impaired.

The triggering of our obligation to repurchase the notes as a result of the occurrence of a repurchase event could result in an event of default under our other existing or future indebtedness, as a result of which any repurchase may, absent a waiver, be blocked by the subordination provisions of the notes. See “—Subordination of Notes.” In addition, our ability to pay cash to the holders of the notes upon a repurchase may be limited by financial covenants contained in our other existing or future indebtedness. Our failure to repurchase the notes when required would result in an event of default with respect to the notes, whether or not such repurchase is permitted by the subordination provisions. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all notes delivered by holders seeking to exercise the repurchase right.

The repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. In addition, the repurchase feature of the notes may in certain circumstances impede or discourage a takeover of our company. We are not aware, however, of any specific current effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise.

SUBORDINATION OF NOTES

The payment of principal of, and premium, if any, interest and liquidated damages on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents of all senior indebtedness, whether outstanding on the date of the indenture or thereafter incurred. The notes also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding, relating to us or to our assets, or any liquidation, dissolution or other winding-up of us, whether voluntary or involuntary, or any assignment for the benefit of our creditors or other marshaling of our assets or liabilities, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents of all senior indebtedness, or provision shall be made for such payment in full, before the holders of notes will be entitled to receive any payment or distribution of any kind or character on account of principal of, or premium, if any, interest or liquidated damages on the notes.

No payment or distribution of any of our assets of any kind or character, whether in cash, property or securities, may be made by us or on our behalf on account of the principal of, or premium, if any, interest or liquidated damages on the notes or on account of the purchase, redemption or other acquisition of notes, upon the occurrence of any payment default in respect of senior indebtedness until such payment default shall have been cured or waived in writing or shall have ceased to exist or such senior indebtedness shall have been discharged or paid in full in cash or cash equivalents. A “payment default” shall mean a default in payment, whether at scheduled maturity, upon a scheduled installment, by acceleration or otherwise, of principal of, or premium, if any, or interest on senior indebtedness beyond any applicable grace period. As of June 30, 2003, we and our subsidiaries had approximately $4.8 million of consolidated indebtedness effectively ranking senior to the notes.

No payment or distribution of any of our assets of any kind or character, whether in cash, property or securities, may be made by us or on our behalf on account of principal of, or premium, if any, interest or liquidated damages on the notes or on account of the purchase, redemption or other acquisition of notes for the period specified below (a “payment blockage period”), upon the occurrence of any default or event of default with respect to any senior indebtedness, other than a payment default, pursuant to which maturity thereof may be accelerated (a “non-payment default”) and receipt by the trustee of written notice thereof from us or a representative of holders of such senior indebtedness (a “payment blockage notice”).

A payment blockage period will commence upon the date of receipt by the trustee of written notice from us or a representative of holders of the senior indebtedness to which the non-payment default relates, and shall end on the earliest of:

•	179 days thereafter, provided that the senior indebtedness to which the non-payment default relates shall not theretofore have been accelerated;

•	the date on which such non-payment default is cured, waived or ceases to exist;

•	the date on which such senior indebtedness is discharged or paid in full; or

•	the date on which such payment blockage period shall have been terminated by written notice to the trustee from the representative initiating such payment blockage period,

after which we will resume making any and all required payments in respect of the notes, including any missed payments. In any event, not more than one payment blockage period may be commenced during any period of 365 consecutive days. No non-payment default that existed or was continuing on the date of the commencement of any payment blockage period will be, or can be made, the basis for the commencement of a subsequent payment blockage period, unless such non-payment default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial payment blockage period.

By reason of the foregoing subordination provisions, funds which would otherwise be payable to holders of the notes may be paid over to holders of senior indebtedness. As a result of the subordination provisions, holders of notes may recover less, ratably, than holders of senior indebtedness.

The notes will also be effectively subordinated to all liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets or our subsidiaries.

The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

“Senior indebtedness” is defined in the indenture as all “indebtedness” (as defined below) of ours outstanding at any time, except the notes, indebtedness that by its terms provides that it is not “senior” in right of payment to the notes or indebtedness that by its terms provides that it is “pari passu” or “junior” in right of payment to the notes. Senior indebtedness does not include indebtedness for trade payables or any account payable or other accrued current liability (other than the current portion of any secured indebtedness) or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services. In addition, senior indebtedness does not include our indebtedness to any of our subsidiaries. As of September 30, 2003, we and our subsidiaries had approximately $4.1 million of consolidated indebtedness effectively ranking senior to the notes.

“Indebtedness” is defined in the indenture with respect to any person as the principal of, premium, if any, and interest on, and all other obligations in respect of:

(a)	all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities);

(b)	all obligations (other than trade payables) incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets;

(c)	all reimbursement obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person;

(d)	all capital lease obligations of such person;

(e)	all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person;

(f)	all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including such person’s obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(g)	guarantees by such person of indebtedness described in clauses (a) through (f) of another person; and

(h)	all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation, guarantee or liability of the kind described in clauses (a) through (g).

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to another person (whether in a single or series of related transactions), unless, among other things:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all of our obligations under the notes and the indenture; and

•	we or such successor person shall not immediately thereafter be in default under the indenture.

Upon the assumption of our obligations by such a person in such circumstances, except in the case of a lease, we shall be discharged from all of our obligations under the notes and the indenture.

Certain of the foregoing transactions could constitute a repurchase event permitting holders to require us to purchase notes as described in “—Holders May Require Us to Repurchase Their Notes Upon a Repurchase Event.”

EVENTS OF DEFAULT

The following will be events of default under the indenture relating to the notes:

•	the failure by us to pay when due the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on a repurchase date with respect to a repurchase event or otherwise (even if such payment is prohibited by the subordination provisions of the indenture);

•	the failure by us to pay an installment of interest or liquidated damages, if any, on the notes, when due, if such failure continues for 30 days after the date when due (even if such payment is prohibited by the subordination provisions of the indenture);

•	our failure to provide timely notice of a repurchase event as required by the indenture;

•	our failure to comply with any other term, covenant or agreement contained in the notes or the indenture if such failure continues for 30 days following notice to us by the trustee or to the trustee and us by holders of not less than 25% in aggregate principal amount of the notes then outstanding in accordance with the indenture;

•	default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on indebtedness for money borrowed, in the aggregate principal amount then outstanding of $10.0 million or more, or acceleration of any indebtedness for money borrowed in such aggregate principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded or such default is not cured within 30 days after notice to us by the trustee or to the trustee and us by holders of not less than 25% in aggregate principal amount of notes then outstanding in accordance with the indenture;

•	failure by us or any of our subsidiaries to pay final judgments payable in cash, the uninsured portion of which aggregates in excess of $20.0 million, which judgments are not paid, discharged or stayed, for a period of 60 days; or

•	certain events of bankruptcy, insolvency or reorganization affecting us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Exchange Act) or any group of subsidiaries of ours that in the aggregate would constitute a “significant subsidiary.”

If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes plus accrued and unpaid interest, if any, on the notes accrued through the date of such declaration to be immediately due and payable. In the case of certain events of default involving our bankruptcy, insolvency or reorganization, the principal amount of the notes plus accrued and unpaid interest, if any, accrued thereon through the occurrence of such event of default shall automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived.

Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and the trustee shall have failed to institute such proceeding within 60 days after such notice, request and offer, and shall have not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal, premium or interest on any note when due;

•	we fail to convert any note into common stock following delivery of a conversion notice; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

We are required to promptly notify the trustee upon our becoming aware of any event of default. In addition, we are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

MODIFICATION AND WAIVER

The indenture may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture. Notwithstanding the foregoing, however, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or any installment of interest on, any note;

•	reduce the principal amount of, or any premium or interest or liquidated damages on, any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place of deposit of or currency of payment of principal of, or any premium or interest or liquidated damages on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions of the indenture relating to the right of the holders to require us to purchase notes upon a repurchase event, in a manner adverse to holders;

•	modify the subordination provisions in a manner adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify the provisions of the indenture with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

Without the consent of holders of the notes, we and the trustee may amend or supplement the indenture for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture; or

•	to make any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to the registration rights agreement or the qualification of the indenture under the Trust Indenture Act, provided, however, that a supplemental indenture may not be entered into for any of the purposes described in the second, third, fourth or fifth bullets above without the consent of the holders of a majority in principal amount of the notes, if such supplemental indenture may materially and adversely affect the interests of the holders of the notes. In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not adversely affect the rights of any holder.

The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of principal of, or premium, interest or liquidated damages on, the notes or in the payments of the redemption price or repurchase price or a default with respect to our obligation to deliver common shares upon conversion of any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATORS AND STOCKHOLDERS

No past, present or future director, officer, employee, incorporator or stockholder of ours, as such, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that a waiver of such liabilities is against public policy.

SATISFACTION AND DISCHARGE

We may discharge our obligations under the indenture while notes remain outstanding if:

•	all outstanding notes have or will become due and payable at their scheduled maturity within one year; or

•	all outstanding notes are scheduled for redemption within one year,

and in either case, we have deposited with the trustee or the paying agent an amount in cash sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

RULE 144A INFORMATION

We have agreed in the indenture to furnish to the beneficial owners of the notes, and prospective purchasers of the notes designated by such beneficial owners, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act if, at any time while the notes or the common stock issuable upon conversion of the notes are restricted securities within the meaning of the Securities Act, we are not subject to the informational requirements of the Exchange Act.

REPORTS TO TRUSTEE

We will regularly furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders.

UNCLAIMED MONEY

If money deposited with the trustee or paying agent for the payment of principal or interest or for redemption of the notes remains unclaimed for two years, the trustee and paying agent shall notify us and shall pay the money back to us at our written request. Thereafter, holders of notes entitled to the money must look to us for payment, subject to applicable law, and all liability of the trustee and the paying agent with respect thereto shall cease.

PURCHASE AND CANCELLATION

All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee for cancellation will be cancelled promptly by the trustee. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us, may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction of the notes satisfactory to the trustee and us. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

TRUSTEE AND TRANSFER AGENT

The trustee for the notes is Wilmington Trust Company, and such trustee has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would use under the circumstances in the conduct of his or her own affairs. The trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity reasonably satisfactory to the trustee against any loss, liability, or expense.

The transfer agent for our common stock is Mellon Investor Services LLC.

LISTING AND TRADING

The notes are currently eligible for trading on The PORTAL Market. Our common stock is traded on the Nasdaq National Market and Swiss SWX New Market under the symbol “BMRN.”

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

The notes were issued in registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof, in the form of global securities, as further provided below.

The trustee is not required:

•	to issue, register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed or repurchased, or

•	to register the transfer of or exchange any note so selected for redemption or repurchase in whole or in part, except, in the case of a partial redemption or repurchase, that portion of any of the notes not being redeemed or repurchased.

See “—Global Securities,” “—Certificated Securities” and “Notice to Investors” for a description of additional transfer restrictions applicable to the notes.

No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global securities

Global securities were deposited with a custodian for The Depository Trust Company (“DTC”) and registered in the name of DTC or a nominee for DTC.

Investors who are qualified institutional buyers and who purchase notes in reliance on Rule 144A under the Securities Act may hold their interests in a Rule 144A global security directly through DTC, if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below and in “—Certificated Securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

The global securities have been accepted by DTC into its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

Payments of principal and interest under each global security will be made to DTC’s nominee as the registered owner of such global security. We expect that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Certificated securities

If DTC notifies us that it is unwilling or unable to continue as depositary for a global security and a successor depositary is not appointed by us within 90 days of such notice, or an event of default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global security for one or more certificated securities registered in the name of the owner of such beneficial interest, as identified by DTC.

Same-day settlement and payment

The indenture requires that payments in respect of the notes represented by global securities be made by wire transfer of immediately available funds to the accounts specified by holders of the global securities. With respect to notes in certificated form, we will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or by mailing a check to each holder’s registered address.

The notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

The information described above concerning DTC has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, it is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. Neither us, nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

At the time we issued the notes, we and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, we agreed:

•	to file with the SEC within 90 days of the date on which we issue the notes a shelf registration statement to cover resales of registrable securities (as defined below) by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement, which obligation is satisfied by the filing of this registration statement;

•	to use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC within 180 days of the date on which we issue the notes; and

•	to use our reasonable best efforts to keep such shelf registration statement continuously effective under the Securities Act until such time as there are no longer any registrable securities covered thereby.

Notwithstanding the foregoing, we will be permitted to prohibit offers and sales of registrable securities pursuant to the shelf registration statement for a period not to exceed 45 days in any three month period and not to exceed an aggregate of 90 days in any 12 month period, under certain circumstances and subject to certain conditions (any period during which offers and sales are prohibited being referred to as a “suspension period”). “Registrable securities” means each note and any underlying share of common stock until the earlier of (x) the date on which such note or underlying share of common stock has been effectively registered under the Securities

Act and disposed of pursuant to the shelf registration statement, and (y) the date which is two years after the later of the date of original issue of such notes and the last date that we or any of our affiliates was the owner of such notes (or any predecessor thereto) or such shorter period of time as such note or underlying share of common stock may be resold without restriction pursuant to Rule 144(k) under the Securities Act or any successor provision thereto.

Holders of registrable securities will be required to deliver certain information to be used in connection with, and to be named as selling security holders in, the shelf registration statement in order to have their registrable securities included in the shelf registration statement. A form of notice and questionnaire to be used for this purpose is available from us on request. Any holder that does not complete and deliver a questionnaire or provide the information required thereby will not be named as a selling securityholder in the registration statement and will not be permitted to sell any registrable securities held by such holder pursuant to the registration statement, and such holder will not be entitled to receive any of the liquidated damages described in the following paragraph. We cannot assure you that we will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the holder’s ability to sell such registrable securities or adversely affect the price at which such registrable securities can be sold.

If:

•	the shelf registration statement of which this prospectus is a part has not been declared effective by the SEC by December 20, 2003;

•	we fail, with respect to a holder that supplies the questionnaire described above after the effective date of the shelf registration statement of which this prospectus is a part, to supplement or amend the shelf registration statement, or file a new registration statement, in accordance with the terms of the registration rights agreement in order to add such holder as a selling securityholder; or

•	the shelf registration statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) which shall exceed 45 days in the aggregate in any 3-month period or 90 days in the aggregate in any 12-month period,

(each such event referred to in the bullets above being referred to as a “registration default”), we will pay liquidated damages to each holder of registrable securities included in the registration statement who has provided the required selling securityholder information to us (or in the case of the third bullet point above, the applicable holder(s)). The amount of liquidated damages payable during any period during which a registration default shall have occurred and be continuing is:

•	in the case of notes, at a rate per year equal to 0.25% for the first 90-day period, increasing with respect to each subsequent 90-day period thereafter by an additional 0.25%, up to a maximum rate per year of 0.75% of the aggregate principal amount of the notes, or

•	in the case of common stock issued upon conversion of the notes, at an equivalent rate based upon the conversion rate.

So long as a registration default continues, we will pay the above described liquidated damages in cash on June 15 and December 15 of each year, in addition to the regularly scheduled interest payments, to each holder of record of notes or shares of common stock issued upon conversion of the notes, as the case may be, and entitled to receive liquidated damages, on the immediately preceding June 1 and December 1, as the case may be. Following the cure of a registration default, liquidated damages will cease to accrue with respect to such registration default.

We will use our reasonable best efforts to cause the shelf registration statement to be effective until such time as all of the notes and underlying common stock cease to be registrable securities.

A holder of registrable securities that does not provide us with a completed questionnaire or the information called for thereby prior to effectiveness of the shelf registration statement of which this prospectus is a part may thereafter provide us with a completed questionnaire, following which we will, as promptly as reasonably practicable, but in any event within five business days of such receipt (subject to the qualifications set forth below), file a supplement to the prospectus relating to the registration statement or, if required, file a post-effective amendment or a new shelf registration statement, in order to permit resales of such holder’s registrable securities; provided, however, that if a post-effective amendment or a new registration statement is required in order to permit resales by holders seeking to include registrable securities in the registration statement following the effectiveness of the original shelf registration statement, we will not be required to file more than one post-effective amendment or new registration statement for such purpose in any 30-day period. We understand that the SEC may not permit selling securityholders to be added to the shelf registration statement after it is declared effective by means of a supplement to the prospectus relating thereto. Accordingly, to the extent that a holder does not deliver a complete questionnaire prior to effectiveness of the shelf registration statement of which this prospectus is a part and such holder thereafter requests such holder’s registrable securities to be included in the shelf registration statement, such holder could experience significant additional delay due to the fact that we may be required to file a post-effective amendment or a new registration statement before such holder is able to resell registrable securities pursuant to the shelf registration statement (or a new shelf registration statement).

Pursuant to the registration rights agreement, we will agree to indemnify the holders, and solely with respect to the information provided for inclusion in the registration statement the holders will severally agree to indemnify us, against certain liabilities, including liabilities under the Securities Act and to contribute to payments that each may be required to make in respect thereof.

To the extent that any holder of registrable securities is deemed to be an “underwriter” within the meaning of the Securities Act, such holder may be subject to certain liabilities for misstatements and omissions contained in a registration statement. To the extent that any holder of registrable securities identified in the shelf registration statement is a broker-dealer, or is an affiliate of a broker-dealer that did not acquire its registrable securities in the ordinary course of its business or that at the time of its purchase of registrable securities had an agreement or understanding, directly or indirectly, with any person to distribute the registrable securities, we understand that the SEC may take the view that such holder is, under the SEC’s interpretations, an “underwriter” within the meaning of the Securities Act.

GOVERNING LAW

The indenture, the notes and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

Our authorized common stock consists of 150,000,000 shares, $0.001 par value per share. At December 1, 2003, there were 64,042,558 shares of our common stock issued and outstanding. The approximate number of stockholders of record of our common stock as of December 1, 2003 was 102

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of us, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and no right to cumulate votes in the election of directors. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Mellon Investor Services LLC is the transfer agent and registrar for our common stock.

PREFERRED STOCK

Our authorized preferred stock consists of 1,000,000 shares, $0.001 par value per share. At December 1, 2003, there were 113.676 shares of our Series A Preferred Stock issued and outstanding, all of which were held by our wholly-owned subsidiary.

Our board of directors is authorized to issue by resolution the shares of preferred stock in one or more series and to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each such series, including the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting any such series, without any further vote or action by the stockholders. The rights and preferences of preferred stock may in all respects be superior and prior to the rights of the common stock. The issuance of the preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the common stock and could have the effect of delaying, deferring or preventing a change in control of us.

The board of directors has designated two series of preferred stock, the Series A Non-Voting Non-Convertible Preferred Stock (Series A Preferred) and the Series B Junior Participating Preferred Stock (Series B Preferred). There are currently 249,886 shares of preferred stock that have not been designated as either Series A Preferred or Series B Preferred.

In connection with our acquisition of Glyko Biomedical Ltd. (GBL) in 2003, our board designated 113.676 shares of preferred stock as Series A Preferred. After completing the acquisition, we issued GBL the 113.676 shares of Series A Preferred in exchange for the 11,367,617 shares of our common stock then held by GBL. The Series A Preferred is non-voting, is entitled to a 5% non-cumulative dividend (based on the deemed original issue price of $425,000 per share), as and when declared by our board, is redeemable at our option and is not convertible.

In connection with the adoption of our stockholder rights plan, our board designated 750,000 shares of preferred stock as Series B Preferred, none of which are outstanding as of the date of this offering memorandum. The rights of the Series B Preferred are described below under the heading “—Stockholder Rights Plan.”

DELAWARE LAW

We are subject to the provisions of Section 203 of the Delaware General Corporate Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

STOCKHOLDER RIGHTS PLAN

In September 2002, our board of directors adopted our stockholder rights plan, which provides for a dividend distribution of one right on each outstanding share of the common stock. In connection with an increase in our authorized common stock, we amended this plan. Each right entitles stockholders to buy 1/200th of a share of our Series B Preferred Stock at an exercise price of $35, subject to adjustment. The rights will generally become exercisable following the tenth day after a person or group acquires 15% or more of the common stock, or announces commencement of a tender offer the consummation of which would result in ownership by the person or group of 15% or more of the common stock. We will generally be entitled to redeem the rights at $0.001 per right at any time on or before the tenth day following an acquisition by a person or group that acquires 15% or more of the common stock. The plan will expire on September 23, 2012.

The Series B Preferred is entitled to a liquidation preference equal to the lesser of $10,000 per share or 200 times the liquidation payment per share on the common stock and a quarterly dividend equal to the lesser of $0.01 per share or 200 times the per share dividend, if any, declared on the common stock. The Series B Preferred is entitled to 200 votes per share and will vote together with the common stock.

CERTAIN CHARTER PROVISIONS

The holders of common stock are currently not entitled to demand cumulative voting. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our board of directors and, as a result, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management.

Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. In addition, our bylaws provide that special meetings of the stockholders may be called by the president and shall be called by the president or secretary at the written request of a majority of our board of directors, or at the written request of stockholders owning at least 10% of our capital stock. The bylaws also provide that the authorized number of directors may be changed by resolution of our board of directors or by the stockholders at the annual meeting of the stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for:

•	breach of the director’s duty of loyalty;

•	acts or omissions not in good faith, intentional misconduct or a knowing violation of the law;

•	the unlawful payment of a dividend or unlawful stock purchase or redemption; and

•	any transaction from which the director derives an improper personal benefit.

This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

The certificate of incorporation also provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. In addition, we maintain and pay premiums on an insurance policy on behalf of our officers and directors covering losses arising from claims based on breaches of duty, negligence, error and other wrongful acts, and we have entered into indemnification agreements with all of our directors and executive officers. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain United States federal income tax considerations to a holder with respect to the purchase, ownership and disposition of the notes and our common stock acquired upon conversion of a note. This summary is generally limited to holders that purchase notes in the offering at the price set forth on the cover of this offering memorandum and hold the notes and the shares of common stock as “capital assets” (generally, property held for investment). This discussion does not describe all of the United States federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as tax-exempt organizations, holders subject to the United States federal alternative minimum tax, dealers in securities, financial institutions, insurance companies, regulated investment companies, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, United States holders (as defined below) whose “functional currency” is not the United States dollar and persons that hold the notes or shares of common stock in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction. For purposes of this general discussion, references to “we,” “us” and “our” refer only to BioMarin Pharmaceutical Inc. and not to any of BioMarin’s subsidiaries.

The United States federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the “IRS,” now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in United States federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “United States holder” means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used herein, the term “non-United States holder” means a holder that is not a United States holder. Non-United States holders are subject to special United States federal income tax considerations, some of which are discussed below.

If a partnership is a beneficial owner of a note (or our common stock acquired upon conversion of a note), the tax treatment of a partner in the partnership should generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the United States federal income tax consequences of the purchase, ownership and disposition of the notes (or our common stock acquired upon conversion of a note).

This discussion does not address the tax consequences of the purchase, ownership and disposition of the notes and our common stock acquired upon conversion of a note arising under any state, local or foreign law. In addition, this summary does not consider the effect of the United States federal estate or gift tax laws.

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

UNITED STATES HOLDERS

Payments of Interest

A United States holder should be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with the holder’s regular method of tax accounting. In certain circumstances, we may be obligated to pay holders of the notes amounts in excess of stated interest or principal. For example, as more fully described under “Description of Notes-Registration Rights; Additional Payments,” in the event of a “registration default” we should be required to pay additional interest to holders of the notes. Under the contingent payment debt rules of the original issue discount regulations, certain possible payments should not be treated as contingencies (for example, in cases in which the possible payments are remote or incidental). We do not plan to treat the possible payments described above as contingent payments that are subject to the contingent payment debt rules and, therefore, in the event an additional amount becomes due on the notes, we believe United States holders should be taxable on such amount as interest in accordance with each holder’s regular method of tax accounting. However, because of the lack of authority on point, the tax consequences of these additional payments are uncertain. Our determination in this regard should be binding on United States holders unless they disclose their contrary position to the IRS in the manner required by applicable Treasury regulations. Our determination should not, however, be binding on the IRS, and it is possible that the IRS may take a different position regarding these payments or potential payments, in which case the timing and amount of income with respect to a note may be significantly different than described herein and a United States holder may be required to treat as interest income all or a portion of any gain realized on the disposition of a note (including also possibly upon conversion of the note into our common stock). Prospective purchasers should consult their own tax advisors as to the tax considerations that relate to these payments or potential payments. The rest of this discussion assumes that the possible payments described above are not treated as contingent payments that are subject to the contingent payment debt rules.

Sale, Redemption or Exchange of Notes

A United States holder should generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange (other than a conversion of the note into common stock). The United States holder’s gain or loss should equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by a United States holder should include the amount of any cash and the fair market value of any other property received for the note. The portion of any proceeds that is attributable to accrued interest should not be taken into account in computing the United States holder’s capital gain or loss. Instead, that portion should be recognized as ordinary interest income to the extent that the United States holder has not previously included the accrued interest in income. The gain or loss recognized by a United States holder on a disposition of the note should be long-term capital gain or loss if the holder held the note for more than one year. Non-corporate taxpayers should generally be subject to a reduced rate of taxation with respect to long-term capital gains. The deductibility of capital losses should be subject to certain limitations

Conversion of the Notes

A United States holder generally should not recognize income, gain or loss upon conversion of the notes solely into our common stock, except with respect to cash received in lieu of fractional shares. The United States holder’s tax basis in the common stock received on conversion should be the same as the holder’s adjusted tax basis in the notes exchanged therefor at the time of conversion (reduced by any basis allocable to a fractional share), and the holding period for the common stock received on conversion should include the holding period of the notes that were converted. Cash received in lieu of a fractional share of common stock upon conversion of the notes into common stock should generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share.

Dividends on Common Stock

We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. However, if, after a United States holder converts a note into common stock, we do make distributions on our common stock (including additional payments in the event of a “registration default” occurring after the conversion of any notes held by the holders), the distributions should constitute dividends taxable to the holder as dividend income for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the United States holder receives distributions on shares of common stock that should otherwise constitute dividends for United States federal income tax purposes but that exceed our current and accumulated earnings and profits, such distributions should be treated first as a non-taxable return of capital reducing the holder’s basis in the shares of common stock. Any such distributions in excess of the United States holder’s basis in the shares of common stock should generally be treated as capital gain. Subject to applicable limitations, distributions constituting dividends paid to holders that are United States corporations should qualify for the dividends-received deduction.

Adjustment of Conversion Price

The conversion price of the notes is subject to adjustment under certain circumstances, see “Description of notes—Conversion rights.” Certain adjustments to (or the failure to make such adjustments to) the conversion price of the notes that increase the proportionate interest of a United States holder in our assets or earnings and profits may result in a taxable constructive distribution to the holders of the notes, whether or not the holders ever convert the notes. This could occur, for example, if the conversion rate is adjusted to compensate holders of notes for certain distributions of cash or property to our stockholders. Such constructive distribution should be treated as a dividend, resulting in dividend income (and a possible dividends received deduction in the case of corporate holders), to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. As a result, United States holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property. Generally, a United States holder’s tax basis in a note should be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally should be treated as a constructive distribution to such holders, taxable as described above. In general, anti-dilution adjustments should not be treated as resulting in constructive distributions.

Sale of Common Stock

A United States holder should generally recognize capital gain or loss on a sale or exchange of our common stock. The United States holder’s gain or loss should equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock, which should generally be the holder’s adjusted basis in the note immediately before a conversion of the note into common stock. The proceeds received by a United States holder should include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a United States holder on a sale or exchange of stock should be long- term capital gain or loss if the holder’s holding period for the stock (which should include the holding period for the note) is more than one year. Long-term capital gains of non-corporate taxpayers should generally be taxed at a reduced rate of taxation. The deductibility of capital losses should be subject to certain limitations.

New Tax Legislation

The Jobs and Growth Tax Relief/Reconciliation Act of 2003 (the “Act”), which was been enacted into law, reduces the maximum tax rate on qualified dividends to 15% for individuals for tax years 2003 through 2008. A dividend received by a holder should be a qualified dividend as long as such holder has held our common stock for at least 60 days. In addition, the Act established a maximum tax rate of 15% on net long-term capital gains of non-corporate taxpayers with respect to transactions after May 5, 2003 through December 31, 2008.

Backup Withholding and Information Reporting

Certain non-corporate United States holders may be subject to IRS information reporting and backup withholding (which is currently imposed at a 28% rate) on payments of interest on the notes, dividends on common stock and proceeds from the sale or other disposition of the notes or common stock. Backup withholding should only be imposed where the non-corporate United States holder:

•	fails to furnish its taxpayer identification number, referred to as a “TIN”;

•	furnishes an incorrect TIN;

•	is notified by the IRS that he or she has failed to properly report payments of interest or dividends;

•	under certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding; or

•	the IRS otherwise requires us to backup withhold.

Backup withholding should not constitute an additional tax. The amount of any backup withholding from a payment to a United States holder should be allowed as a credit against the United States holder’s federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

SPECIAL TAX RULES APPLICABLE TO NON-UNITED STATES HOLDERS

The following rules apply to a non-United States holder (as defined above).

Payments of Interest

Generally, payments of interest on the notes to, or received on behalf of, a non-United States holder should be considered “portfolio interest” and should not be subject to United States federal income or withholding tax where such interest is not effectively connected with the conduct of a trade or business within the United States by such non-United States holder if:

•	such non-United States holder does not actually or by attribution own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-United States holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	such non-United States holder is not a controlled foreign corporation for United States federal income tax purposes that is related to us, actually or by attribution, through stock ownership; and

•	the certification requirements, as described below, are satisfied.

To satisfy the certification requirements referred to above, either (i) the beneficial owner of a note should certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-United States person and should provide such owner’s name and address on IRS Form W-8BEN (or a suitable substitute form) or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, referred to as a “Financial Institution,” and holds the note on behalf of the beneficial owner thereof should certify, under penalties of perjury, to us or our paying agent, as the case may be, that such an IRS Form W-8BEN or W-8IMY (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and should furnish the payor with a copy thereof. Alternative methods may be applicable for satisfying the certification requirements described above. These methods should generally require, in the case of notes held by a foreign partnership that the certificate described above be provided by the partners in addition to the foreign partnership, and that the partnership provide certain additional information. A look through rule should apply in the case of tiered partnerships.

If interest on the note is effectively connected with the conduct of a trade or business in the United States by a non-United States holder (and, if certain tax treaties apply, is attributable to a “United States permanent establishment” maintained by the non-United States holder in the United States), the non-United States holder, although exempt from United States federal withholding tax (provided that the certification requirements discussed in the next sentence are met), should generally be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a United States holder. In order to claim an exemption from withholding tax, such a non-United States holder should be required to provide us with a properly executed IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-United States person and the interest is effectively connected with the holder’s conduct of a United States trade or business and is includable in the holder’s gross income. In addition, if such non-United States holder so engaged is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Interest on notes not effectively connected with a United States trade or business and not excluded from United States federal withholding tax under the “portfolio interest” exception described above generally should be subject to withholding at a 30% rate, except where a non-United States holder can claim the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and demonstrates such eligibility to us and the IRS.

Conversion of the Notes

A non-United States holder generally should not be subject to United States federal income or withholding tax on the conversion of a note into our common stock. To the extent a non-United States holder receives cash in lieu of a fractional share of common stock upon conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See “—Sale or Exchange of the Notes or Common Stock” below.

Adjustment of Conversion Price

The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-United States holders of the notes. See “—United States Holders-Adjustment of Conversion Price” above. In such case, the deemed distribution should be subject to the rules below regarding withholding of United States federal tax on dividends in respect of common stock. See “—Dividends on Common Stock” below.

Sale or Exchange of the Notes or Common Stock

A non-United States holder generally should not be subject to United States federal income or withholding tax on gain realized on the sale or other taxable disposition (including a redemption) of a note or common stock received upon conversion thereof unless:

•

the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and (a) such holder has a “tax home” in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such holder; in this case the non-United States holder should be subject to a 30% tax on gain derived from the disposition; or

•	the gain is effectively connected with the conduct of a United States trade or business by the non-United States holder (and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained in the United States); in this case, the non-United States holder should generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to United States persons and, if the non-United States holder is a foreign corporation, the “branch profits tax” described above may also apply.

We do not believe that we are currently a United States real property holding corporation (a “USRPHC”), nor that we will become a USRPHC in the future. However, if we were to become a USRPHC, a non-United States holder could be subject to federal income tax withholding with respect to gain realized on the disposition of notes or shares of common stock. In that case, any withholding tax withheld pursuant to the rules applicable to dispositions of United States real property interests should be creditable against that non-United States holder’s United States federal income tax liability and could entitle that non-United States holder to a refund upon furnishing required information to the IRS.

Dividends on common stock

We have not paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. However, if, after a non-United States holder converts a note into common stock, we do make distributions on our common stock (including additional payments in the event of a “registration default” occurring after the conversion of any notes held by the holders), the distributions should constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Except as described below, dividends paid on common stock held by a non-United States holder should be subject to United States federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A non-United States holder generally should be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the non-United States holder certifies, under penalties of perjury, its status as a non-United States person and its entitlement to the lower treaty rate with respect to such payments.

If dividends paid to a non-United States holder are effectively connected with the conduct of a United States trade or business by the non-United States holder and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we and other payors generally should not be required to withhold tax from the dividends, provided that the non-United States holder furnishes to us a valid IRS Form W-8ECI certifying, under penalties of perjury, that the holder is a non-United States person, and the dividends are effectively connected with the holder’s conduct of a United States trade or business and are includible in the holder’s gross income. Under those circumstances, a non-United States holder’s dividend income should generally be subject to the rules applicable to United States holders discussed above.

Backup withholding and information reporting

We should be required to report annually to the IRS and to each non-United States holder the amount of interest or dividends paid to that holder and the tax withheld from those payments of interest or dividends. These reporting requirements generally should apply regardless of whether withholding was reduced or eliminated by any applicable tax treaty. Copies of the information returns reporting those payments of interest or dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder is a resident under the provisions of an applicable income tax treaty or agreement.

A non-United States holder should generally not be subject to additional information reporting or to backup withholding (currently imposed at a 28% rate) with respect to payments of interest on the notes or dividends on common stock or to information reporting or backup withholding with respect to proceeds from the sale or other disposition of the notes or common stock to or through a United States office of any broker, as long as the holder has furnished to the payor or broker:

•	a valid IRS Form W-8BEN certifying, under penalties of perjury, its status as a non-United States person;

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury regulations; or

•	otherwise establishes an exemption.

The payment of the proceeds from the sale or other disposition of the notes or common stock to or through a foreign office of a broker generally should not be subject to information reporting or backup withholding. However, a sale or disposition of the notes or common stock should be subject to information reporting, but not backup withholding, if it is to or through a foreign office of a broker that is a “United States related broker” unless the documentation requirements described above are met or the holder otherwise establishes an exemption. A broker should constitute a “United States related broker” if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding should not constitute an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder should be allowed as a credit against such holder’s United States federal income tax liability, if any, or should otherwise be refundable, provided that the requisite procedures are followed and the proper information is filed with the IRS on a timely basis. Non-United States holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax advisor as to particular tax consequences to you of purchasing, holding and disposing of the notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement to the initial purchasers, UBS Securities LLC and CIBC World Markets Corp., in June 2003. The initial purchasers resold the notes in transactions exempt from registration pursuant to Rule 144A. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

The following table sets forth the names of each selling security holder, the principal amount of notes and the aggregate number of shares of common stock beneficially owned by each selling securityholder as of December 1, 2003, and the aggregate number of shares of common stock that each selling securityholder may offer and sell pursuant to this prospectus. All of the notes listed in the table may be offered and sold pursuant to this prospectus. Because each selling securityholder may offer all or a portion of the notes or shares of common stock offered by this prospectus at any time and from time to time after the date hereof, no estimate can be made of the amount of notes or number of shares that each selling securityholder may retain upon completion of this offering. However, assuming all of the notes and shares offered by this prospectus are sold by the selling stockholders then, unless otherwise noted, after completion of this offering, none of the selling stockholders will own more than one percent of the shares of common stock outstanding.

In the following table, we have calculated shares of common stock beneficially owned based upon 64,042,558 shares of common stock outstanding on December 1, 2003, together with options, warrants or other convertible securities that are exercisable within 60 days of December 1, 2003 for each selling securityholder. Under the rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the named securityholder exercises voting and/or investment power. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. The information with respect to beneficial ownership of common stock held by each person is based upon record ownership data provided by our transfer agent, based upon information as supplied or confirmed by selling securityholder, based upon statements filed with the Securities and Exchange Commission or based upon our actual knowledge.

Except as noted in the footnotes to the table below, within the past three years, none of the selling stockholders have held any position or office with us or entered into a material relationship with us.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Notes Outstanding(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Offered Hereby(2)	Percentage of Common Stock Outstanding(3)
Allstate Insurance Company	$750,000	*	53,518	53,518	*
BNP Paribas Equity Strategies, SNC	$660,000	*	71,648	47,096	*
BP AMOCO PLC Master Trust	$411,000	*	29,328	29,328	*
Citadel Equity Fund Ltd.	$36,065,000	28.85%	2,573,497	2,573,497	3.87%
Citadel Jackson Investment Fund Ltd.	$4,685,000	3.75%	334,308	334,308	*
CooperNeff Convertible Strategies (Cayman) Master Fund L.P.	$613,000	*	43,742	43,742	*
Grace Convertible Arbitrage Fund, Ltd.	$2,000,000	1.60%	142,714	142,714	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	$160,000	*	11,417	11,417	*
KBC Financial Products USA Inc.	$250,000	*	17,839	17,839	*
McMahan Securities Co. L.P.	$750,000	*	53,518	53,518	*
Polaris VegaFund L.P.	$2,000,000	1.60%	142,714	142,714	*
Salomon Brothers Asset Management, Inc.	$10,650,000	8.52%	759,954	759,954	1.18%
Singlehedge US Convertible Arbitrage Fund	$126,000	*	8,991	8,991	*
Sphinx Convertible Arb Fund SPC	$148,000	*	10,561	10,561	*
SSI Blended Market Neutral L.P.	$257,000	*	18,339	18,339	*
Sturgeon Limited	$95,000	*	6,779	6,779	*
Sunrise Partners Limited Partnership	$5,250,000	4.20%	384,125	374,625	*
US Bancorp Piper Jaffray	$3,000,000	2.40%	214,072	214,072	*
Viacom Inc. Pension Plan Master Trust	$14,000	*	999	999	*
Wachovia Bank National Association	$12,250,000	9.80%	874,126	874,126	1.35%
Wachovia Securities LLC	$10,350,000	8.28%	738,547	738,547	1.14%
Wolverine Asset Management, LLC	$3,505,000	2.80%	250,107	250,107	*
Zurich Institutional Benchmarks Master Fund Ltd.	$1,010,000	*	72,071	72,071	*
Any other holder of notes or future transferee, pledgee, donee or successor of any holder (4)(5)	30,001,000	24.00%		2,140,787	3.24%

*	Less than 1%

(1)    The percentage of notes outstanding beneficially owned by each selling security holder is based on $125,000,000 aggregate principal amount of notes outstanding.

(2)    Assumes conversion of all of the holder’s notes at a conversion rate of 71.3572 shares of common stock, par value, $.001 per share, per $1,000 principal amount of the notes (representing an initial conversion price of approximately $14.01 per share of common stock). However, this conversion price will be subject to adjustment as described under “Description of Notes—Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)    Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 64,042,558 shares of common stock outstanding on December 1, 2003. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(4)    Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus is a part or in prospectus supplements, as required.

(5)    Assumes that any other holders of notes, or any future transferees, pledges, donees or successors of or from any such other holders of notes, do not beneficially own any shares of our common stock other than the shares of our common stock issuable upon conversion of the notes.

We prepared this table based on the information supplied to us by the selling securityholders named in the table.

Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

We are registering the notes and shares of common stock issuable upon conversion of the notes offered for sale by this prospectus on behalf of the selling securityholders. The notes and shares of common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their transferees, pledges or donees or their successors; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the common stock issuable upon conversion of the notes. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the notes and the shares of common stock issuable upon the conversion of the notes by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and “underwriters” within the meaning of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act and the Exchange Act. If the notes and the shares of common stock issuable upon conversion of the notes are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes or common stock issuable upon conversion of the notes may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the of the notes and underlying common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the common stock issuable upon conversion of the notes short and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock issuable upon conversion of the notes to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the notes or the common stock issuable upon conversion of the notes will be the purchase price of the notes or the common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may sell any or all of the notes and the underlying common stock offered pursuant to this prospectus.

Our common stock is currently listed for trading on the Nasdaq National Market and the Swiss SWX New Market under the symbol “BMRN”. We do not intend to list the notes for trading on any national securities exchange. Accordingly, we do not know if the notes will be liquid or that any trading market for the notes will develop.

In order to comply with the securities laws of some states, if applicable, the notes and the common stock issuable upon conversion of the notes may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and the common stock issuable upon conversion of the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act, including Regulation M of the Exchange Act rules. Regulation M may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed.

A selling securityholder may decide not to sell any notes or the common stock issuable upon conversion of the notes described in this prospectus. We cannot assure holders that any selling securityholder will use this prospectus to sell any or all of the notes or the common stock issuable upon conversion of the notes. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the common stock issuable upon conversion of the notes by other means not described in this prospectus.

With respect to a particular offering of the notes and the common stock issuable upon conversion of the notes, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling securityholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling securityholders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the common stock issuable upon conversion of the notes under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and we will indemnify each other and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock issuable upon conversion of the notes, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the common stock issuable upon conversion of the notes to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

LEGAL MATTERS

For the purpose of this offering, Paul, Hastings, Janofsky & Walker LLP, Los Angeles, California is giving an opinion of the validity of the issuance of the securities offered in this prospectus.

EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2002, have been incorporated by reference in this prospectus and in the registration statement from our Annual Report on Form 10-K of and for the year ended December 31, 2002 in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Our consolidated financial statements as of and for the year ended December 31, 2001, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent accountants, as stated in their report with respect thereto and incorporated by reference herein. After reasonable efforts, we have been unable to obtain Arthur Andersen’s consent to the incorporation by reference of their audit report on the financial statements and schedule from our Annual Report on Form 10-K as of and for the year ended December 31, 2001. Accordingly, Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus or any omissions to state a material fact required to be stated therein. Additionally, due to Arthur Andersen’s current financial and legal circumstances, the ability of Arthur Andersen LLP to satisfy claims will be limited as a practical matter.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2002;

2.	Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

3.	Our Definitive Proxy Statement dated April 30, 2003, filed in connection with our 2003 Annual Meeting of Stockholders;

4.	Our Current Reports on Form 8-K, as filed January 17, 2003; January 29, 2003; February 6, 2003; February 9, 2003; February 21, 2003; February 24, 2003; March 14, 2003; April 1, 2003; May 1, 2003; May 6, 2003; May 16, 2003; June 12, 2003; June 16, 2003; June 18, 2003; June 23, 2003; July 8, 2003; and August 5, 2003; August 8, 2003; an additional Current Report on Form 8-K filed on August 8, 2003, as amended and restated on Form 8-K/A filed on November 3, 2003; a Current Report on Form 8-K filed on September 23, 2003 as amended and restated on Form 8-K/A filed on November 3, 2003; and Current Reports on Form 8-K, as filed November 4, 2003; November 7, 2003 and November 21, 2003; and

5.	The description of our common stock set forth in our Form 8-A, filed with the SEC on July 15, 1999 and the description of our preferred share purchase rights set forth in our Form 8-A/A, filed with the SEC on August 8, 2003.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

BioMarin Pharmaceutical Inc.

Attention: Joshua A. Grass

371 Bel Marin Keys Boulevard, Suite 210

Novato, CA 94949

(415) 506-6777

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superceded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supercedes or replaces such statement. Any statement so modified, superceded or replaced shall not be deemed, except as so modified, superceded or replaced, to constitute part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the registration of the notes and common stock being registered:

Securities and Exchange Commission registration fee	$10,113
Trustee’s fees and expenses	$1,500
Legal fees and expenses	$10,000
Accountants’ fees and expenses	$3,000
Miscellaneous	$2,000

Total	$26,613

The foregoing items, except for the Securities and Exchange Commission registration fee, are estimated.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Reference is made to the Amended and Restated Certificate of Incorporation with the Registrant; the Bylaws of the Registrant; Section 145 of the Delaware General Corporation Law; which, among other things, and subject to certain conditions, authorize the Registrant to indemnify, or indemnify by their terms, as the case may be, the directors and officers of the Registrant against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. Pursuant to this authority, the Registrant has entered into an indemnification agreement with each director and executive officer, whereby the Registrant has agreed to cover the indemnification obligations.

The Registrant maintains directors’ and officers’ insurance providing indemnification against certain liabilities for certain of the Registrant’s directors, officers, affiliates, partners or employees.

The indemnification provisions in the Registrant’s Bylaws, and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities arising under the Act.

Reference is made to the following documents incorporated by reference into this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein: (1) the Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2003; (2) the Registrant’s Amended and Restated Bylaws filed as Exhibit 3.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002; and (3) the form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers filed as Exhibit 10.1 to Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 4, 1999, each incorporated by reference into this Registration Statement.

ITEM 16.    EXHIBITS

Exhibit Number		Description of Document

4.1

Indenture, dated as of June 23, 2003, by and between BioMarin Pharmaceutical Inc. and Wilmington Trust Company, previously filed with the Commission on August 12, 2003 as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, which is incorporated herein by reference.

4.2

3.50% Convertible Subordinated Note due 2003, in the principal amount of $125,000,000, dated June 23, 2003, previously filed with the Commission on August 12, 2003 as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q, which is incorporated herein by reference.

4.3

Registration Rights Agreement dated June 23, 2003 by and among, UBS Securities LLC and CIBC World Markets Corp., as Initial Purchasers, and BioMarin Pharmaceutical Inc., previously filed with the Commission on August 12, 2003 as Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q, which is incorporated herein by reference.

5.1		Opinion of Paul, Hastings, Janofsky & Walker LLP (Filed Previously).

10.1

Note Purchase Agreement dated June 18, 2003 by and among UBS Securities LLC and CIBC World Markets Corp., as Initial Purchasers, and BioMarin Pharmaceutical Inc., previously filed with the Commission on August 12, 2003 as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, which is incorporated herein by reference.

12.1	*	Statement of Computation of Ratio of Earnings to Fixed Charges.

23.1	*	Consent of Paul, Hastings, Janofsky & Walker LLP.

23.2	*	Consent of KPMG LLP.

24.1		Power of Attorney (Filed Previously).

25.1		Statement of Eligibility of Trustee on Form T-1 (Filed Previously).

*	Filed herewith

ITEM 17.    UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraph (1)(i) and (1) (ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant undertakes that: (1) for purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Novato, State of California, this 5th day of December, 2003.

BIOMARIN PHARMACEUTICAL INC.

By:	/s/ LOUIS DRAPEAU

Louis Drapeau Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ FREDRIC D. PRICE Fredric D. Price	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	December 5, 2003

/s/ LOUIS DRAPEAU Louis Drapeau	Chief Financial Officer, Secretary, and Vice President Finance (Principal Financial and Accounting Officer)	December 5, 2003

* Franz Cristiani	Director	December 5, 2003

* Elaine Heron	Director	December 5, 2003

* Erich Sager	Director	December 5, 2003

* Vijay Samant	Director	December 5, 2003

* Gwynn R. Williams	Director	December 5, 2003

* John Urquhart, M.D.	Director	December 5, 2003

* /S/ LOUIS DRAPEAU

By:	Louis Drapeau Attorney-in-Fact

Exhibit Index

Exhibit Number		Description of Document

4.1

Indenture, dated as of June 23, 2003, by and between BioMarin Pharmaceutical Inc. and Wilmington Trust Company, previously filed with the Commission on August 12, 2003 as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, which is incorporated herein by reference.

4.2

3.50% Convertible Subordinated Note due 2003, in the principal amount of $125,000,000, dated
June 23, 2003, previously filed with the Commission on August 12, 2003 as Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q, which is incorporated herein by reference.

4.3

Registration Rights Agreement dated June 23, 2003 by and among, UBS Securities LLC and CIBC World Markets Corp., as Initial Purchasers, and BioMarin Pharmaceutical Inc., previously filed with the Commission on August 12, 2003 as Exhibit 4.3 to the Company’s Quarterly Report on Form 10-Q, which is incorporated herein by reference.

5.1		Opinion of Paul, Hastings, Janofsky & Walker LLP (Filed Previously).

10.1

Note Purchase Agreement dated June 18, 2003 by and among UBS Securities LLC and CIBC World Markets Corp., as Initial Purchasers, and BioMarin Pharmaceutical Inc., previously filed with the Commission on August 12, 2003 as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, which is incorporated herein by reference.

12.1	*	Statement of Computation of Ratio of Earnings to Fixed Charges.

23.1	*	Consent of Paul, Hastings, Janofsky & Walker LLP.

23.2	*	Consent of KPMG LLP.

24.1		Power of Attorney (Filed Previously).

25.1		Statement of Eligibility of Trustee on Form T-1 (Filed Previously).

*	Filed herewith